As filed with the Securities and Exchange Commission on December 24, 1998

                                                   Registration No. 333-________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                    FORM SB-2

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                 GEN TRAK, INC.
               (Exact name of registrant as specified in charter)

     Pennsylvania                23-2437580                    2835
----------------------         -------------            -----------------
(State or other juris-         (IRS Employer            (Primary Standard
diction of Incorporation     Identification No.)     Industrial Classification)
    or organization)                                        Code Number)

                                 Gen Trak, Inc.
                                5100 Campus Drive
                         Plymouth Meeting, PA 19462-1123
                                  610/825-5115
                            Telecopier: 610/941-9498
          (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)
           ----------------------------------------------------------
                              Arthur V. Boyce, Jr.
                                 Gen Trak, Inc.
                                5100 Campus Drive
                         Plymouth Meeting, PA 19462-1123
                                  610/825-5115
                            Telecopier: 610/941-9498
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
           ----------------------------------------------------------

                        COPIES OF ALL COMMUNICATIONS TO:
                        --------------------------------

    Gary A. Miller, Esquire                       Bert Gusrae, Esquire
    Connolly Epstein Chicco                       David A. Carter, P.A
    Foxman Oxholm & Ewing                         2300 Glades Road, Suite 210
    1515 Market Street - 9th Floor                West Tower
    Philadelphia, PA  19102                       Boca Raton, FL  33431
    215/851-8472                                  561/750-6999
    215/851-8383 (fax)                            561/367-0960 (fax)

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
                   AS SOON AS PRACTICABLE AFTER EFFECTIVE DATE

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box:                                               |X|

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                         CALCULATION OF REGISTRATION FEE

   ---------------------------------------------------------------------------

                                           Amount           Proposed Maximum           Proposed           Amount of
 Title of Each Class of Securities          To be          Offering Price Per       Maximum Offer-      Registration
          to be Registered               Registered            Share (1)            Ing Price (1)            Fee
          ----------------               ----------            ---------            -------------       -------------

Units Consisting of Two Shares             747,500
 and Two Warrants                            Units             $   10.00            $ 7,475,000          $ 2,078.05

Common Stock $.01 Par Value,             1,495,000(2)
 Contained in  Units                        Shares             $     -0-(4)         $       -0-          $      -0-(4)

Warrants to Purchase Shares of           1,495,000(3)
 Common Stock, Contained in               Warrants             $     -0-(4)         $       -0-          $      -0-(4)
 Units

Common Stock, Underlying                 1,495,000
 Warrants to Purchase                       Shares             $    6.00            $ 8,970,000          $ 2,493.66
 Common Stock (5)

Underwriter's Unit Warrants                 65,000
                                          Warrants             $     -0-            $       -0-          $      -0-


Units Issuable Upon Exercise of             65,000
Underwriter's Warrants                       Units             $   14.50            $   942,500          $   262.02


Common Stock Underlying                    130,000
Underwriter's Units Warrants                Shares             $     -0-            $       -0-(4)       $      -0-

Warrants Underlying                        130,000
Underwriter's Warrant                     Warrants             $     -0-            $       -0-          $      -0-


Common Stock Issuable Upon                 130,000
 Exercise of Warrants Issuable              Shares             $    6.00            $   780,000          $   216.84
 On Exercise of Underwriters' Unit
 Warrants


  TOTALS:                                                                           $18,167,500          $ 5,050.57
                                                                                    ===========          ==========


----------------
(1) Estimated solely for calculation of the amount of the registration fee calculated pursuant to Rule 457.

(2)  Includes 195,000 shares to cover over-allotments, if any.

(3)  Includes 195,000 Warrants to cover over-allotments, if any.

(4) For purposes of computing the registration fee, the Units purchase price has been allocated 100% to the Units.

Pursuant to Rule 416, there are also being registered such additional shares as may become issuable pursuant to the anti-dilution provisions of the Warrants.

The Exhibit Index appears on page II-7 of the sequentially numbered pages of this Registration Statement. This Registration Statement, including exhibits contains 294 pages.

                              CROSS REFERENCE SHEET


ITEM NO.                                                               SECTIONS IN PROSPECTUS

1.   Front of the Registration Statement and Outside
     Front Cover of Prospectus................................         Cover Page

2.   Inside Front and Outside Back Cover Pages
     Of Prospectus............................................         Inside Front Cover Pages; Table of Contents

3.   Summary Information and Risk Factors.....................         Prospectus Summary, Risk Factors

4.   Use of Proceeds..........................................         Prospectus Summary; Use of Proceeds

5.   Determination of Offering Price..........................         Cover Page; Risk Factors

6.   Dilution.................................................         Dilution

7.   Selling Security Holders.................................         Not Applicable

8.   Plan of Distribution.....................................         Prospectus Summary; Underwriting

9.   Legal Proceedings........................................         Business - Litigation

10.  Directors, Executive Officers, Promoters and
     Control Persons..........................................         Directors, Executive Officers, Promoters and
                                                                       Control Persons

11.  Security Ownership of Certain Beneficial
     Owners and Management....................................         Principal Shareholders

12.  Description of Securities................................         Description of Securities; Dividend Policy

13.  Interest of Named Experts and Counsel....................         Experts

14.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities..............................................         Statement as to Indemnification

15.  Organization within Last Five Years......................         Not Applicable

16.  Description of Business..................................         Prospectus Summary; Risk Factors; The
                                                                       Company

17.  Management's Discussion and Analysis or
     Plan of Operation........................................         Management's Discussion and Analysis


18.  Description of Property.................................          Business

19.  Certain Relationships and Related Transactions...........         Certain Transactions

20.  Market for Common Equity and Related
     Stockholder Matters......................................         Risk Factors

21.  Executive Compensation...................................         Compensation of Executive Officers
                                                                       And Directors

22.  Financial Statements.....................................         Index to Financial Statements

23.  Changes In and Disagreements With Accountants
     On Accounting and Financial Disclosure...................         Not Applicable


                                              Initial Public Offering Prospectus

                                 GEN TRAK, INC.
                                  650,000 Units

                  Each Unit Containing 2 Shares and 2 Warrants
                                 $10.00 Per Unit

Gen Trak, Inc. develops and sells diagnostic test kits used by hospital and other health care laboratories. These kits are used to determine compatibility between the donor and recipient of transplanted organs, for diagnosis of disease and for paternity testing.

The Company is offering Units of Securities. Each Unit consists of 2 Shares and 2 Warrants. The Shares and Warrants are not offered separately and cannot be separately transferred for 180 days from the date of this Prospectus without the permission of Barron Chase Securities, Inc., the Underwriter.

The registered holders of Warrants may purchase one share of Common Stock at a price of $6.00 per share any time, after the separation of the Units, within five years after the Effective Date. The Warrants may not be exercised unless, at the time they are exercised, the Company has a current prospectus covering the exercise of the Warrants.

The Company may redeem the Warrants at $.10 per Warrant. There are certain conditions on the Company's right to redeem the Warrants. These conditions are described in the Summary under the heading "The Offering."

Barron Chase Securities, Inc. will underwrite this offering on a firm commitment basis. The offering price of the Common Stock and Warrants, as well as the exercise price and other terms of the Warrants, were determined by negotiation between the Company and the Underwriter and do not relate to the Company's asset value, net worth or other established criteria of value. See "RISK FACTORS" at page 9.

This is our initial public offering and no market currently exists for our shares. The Company has applied for listing on the NASDAQ Small Cap (SM) Market and the Boston Stock Exchange. These listing applications have not yet been approved. We cannot guarantee that a trading market in the Company's Common Stock or Warrants will develop or if it does develop, that it will be sustained.

                            Proposed Trading Symbols:
                               NASDAQ SmallCap(SM)
                             Common Stock -- _______
                               Warrants -- _______

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This table shows the price to the public, the underwriting discount and the proceeds to the Company from the sale of each Unit and all of the Units:

--------------------------------------------------------------------------------
                    Price to            Underwriting             Proceeds to
                     Public               Discount                 Company
--------------------------------------------------------------------------------
Per Unit               $10.00                  $1.00                  $9.00
--------------------------------------------------------------------------------
Total              $6,500,000               $650,000             $5,850,000
--------------------------------------------------------------------------------


This table does not include any proceeds from the potential exercise of the Warrants. This table does not include proceeds from the sale of an additional 97,500 Units which the Underwriter has the option to obtain from the Company under its "Over-Allotment Option." The Company will incur expenses from the Offering in addition to the Underwriting Discount of approximately $600,000.


                          BARRON CHASE SECURITIES, INC.
                The date of this Prospectus is __________, 1999.



The following information appears in red on the left side of the cover page:

--------------------------------------------------------------------------------
The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

         The following is only a summary of detailed information and financial statements and notes to financial statements appearing elsewhere in this Prospectus. As used in this Prospectus, the terms "Company" and "Gen Trak" refer to Gen Trak, Inc., a Pennsylvania corporation.

The Company and its Products

         Gen Trak, Inc. (the "Company") is engaged in the manufacture and sale of health care test kits for cellular diagnostics, paternity and genetic testing. The Company's test kits use highly specialized genetic markers known as HLA (Human Leukocyte Antigen) antigens that are used to create a genetic map by looking at the surface of human cells to ascertain and profile the immune response system of a patient. HLA genetic mapping is accomplished using an array of screening and confirmation assays, employing both serological and molecular
(DNA) technologies. These technologies are discussed in this Summary. The Company sells its products primarily to hospital based laboratories and private laboratories performing cellular diagnostics, tests for organ and bone marrow transplantation, disease association studies and basic research.

         The Company manufactures and markets a complete line of ready-to-use serology-based typing products, and is in the process of adding a full molecular
(DNA) based typing product line and cell separation/cell preparation products to its product line.

         The Company's Current Technology. Approximately 80,000 transplant candidates are registered on organ transplant or bone marrow waiting lists in approximately 500 transplant centers throughout North America and Europe. Each year, approximately 50,000 new patients receive donated organs and bone marrow. The Company's extensive portfolio of diagnostic and monitoring products are designed to serve the needs of transplant patients at each phase of the transplantation process.

         More specifically, the Company manufactures and sells serology-based and molecular-based antibody screening trays primarily used to determine the compatibility of a donor organ or bone marrow with the immune system of a potential transplant recipient. These tests are critical to determine whether a donor's organ or bone marrow transplant may be rejected by the receipient's immune system or may attack the recipient's immune system. These products also monitor the antibody status of potential transplant recipients and those persons who have already undergone transplantation to predict the possibility of organ or bone marrow rejection. The Company's antibody screening trays are also used to determine the genetic profiles of patients who will undergo blood transfusions to confirm that they do not harbor antibodies that will reject new blood, and to conduct genetic studies with respect to diseases that destroy the immune system.

         In addition, the Company is developing cell separation/preparation products that use magnetic beads to separate white blood cells from transplant patient and donor blood samples prior to genetic testing. The Company believes that this technology can increase the productivity of HLA laboratories not presently using beads to perform this procedure, which will reduce the cost to the laboratory. The Company believes that the increased productivity and reduction in overall costs associated with the use of magnetic beads will help laboratories meet the needs of their customers and create a demand for the Company's products.

         The HLA Diagnostic Market. The Company believes that the annual HLA diagnostics market place is approximately $90 million, with the U.S. representing approximately 65% of the market. Most HLA testing involves serology-based typing. In the 1990s, the market made a strong move to replace serology-based typing with molecular-based typing. This strategy fell short of expectations due to the higher cost of molecular-based typing. Serology-based typing is now used to determine an individual's broad phenotype while in-depth definition is provided by molecular-based typing.

         Commercial suppliers like the Company represent about 70% of the HLA testing product market, and approximately 30% of the market is represented by individual testing laboratories that make their own HLA tests. Approximately 75% of the market is in serology-based typing and 25% is in molecular-based typing.

         The Company distributes its products worldwide with approximately 80% in the U.S. In the U.S., the Company uses a small direct sales organization to target high-volume transplant hospitals. International markets are addressed using in-country distributors with healthcare market experience and contacts necessary to participate in their respective healthcare systems.

         Development of AMPRO Technology. In addition to its core business, the Company is also developing a detection and measurement system that could allow a physician to diagnose infectious disease in the physician's office during the patient visit. When the human body is invaded by infectious or viral microorganisms, the immune system is triggered to generate antibodies to combat the infection. Each virus or infection triggers the generation of a unique set of antibodies. To diagnose infectious disease, the physician or laboratory technician seeks to confirm the presence or absence of these unique antibodies in a sample of a patient's blood or saliva. The Company's new technology (the "AMPRO Technology") may simplify the analysis of patient blood or saliva samples by amplifying or increasing the signal associated with the unique antibodies and thereby allowing the laboratory technician or physician to more quickly and easily identify the infectious agent and diagnose and treat the illness.

         The Company is currently pursuing potential development partners to reduce this technology to practice. The Company has applied for and been granted patent protection for this new technology in the United States. There are currently two issued United States patents for this technology.

         The Company was incorporated in Pennsylvania in November 1986. The Company's corporate offices are located at 5100 Campus Drive, Plymouth Meeting, PA 19462-1123. The Company's telephone number is 610/825-5115.

The Offering


  Securities Offered..........  650,000 Units of securities, consisting of
                                1,300,000 Shares and 1,300,000 Warrants.

                                o   Each Unit consists of two Shares and two
                                    Warrants.

                                o   The Shares and Warrants are not being
                                    offered separately and will not be
                                    separately transferable for a period of 180 days from the date of this Prospectus (the "Effective Date") or sooner at the option of Barron Chase Securities, Inc., the Underwriter.

                                o Each Warrant entitles the holder to purchase one share of Stock at a price of $6.00 per share for a period of five years from the Effective Date.

                                o   After the Warrants become separately
                                    transferable, the Warrants may be redeemed by the Company at $.10 per Warrant on 30 days' prior written notice by the Company to the Warrant holders, but only if the closing bid price of the Company's Common Stock as reported on Nasdaq or the closing sale price of the Common Stock, if traded on a national or regional securities exchange, averages at least $10.00 over the 30 consecutive trading days within 10 days of the notice of redemption. Prior to the first anniversary of the Effective Date, the Warrants may not be redeemed by the Company without the written consent of the Underwriter.

                                o   The Company is required to maintain the
                                    effectiveness of the Registration Statement of which this Prospectus is a part, with respect to the Common Stock underlying the Warrants, at the time of redemption of the Warrants.

  Offering Price.............   $10.00 per Unit

  Shares of Common Stock
   Outstanding:
       Prior to the
        Offering.............   1,300,000 shares of Common Stock
       After the
        Offering(1)(2).......   2,715,000 shares of Common Stock

  Use of Proceeds............   To provide for repayment of private placement
                                notes, stockholder and bank lines of credit, accrued salaries and fees, working capital, expansion of the Company's product lines and general corporate purposes. See "USE OF
                                PROCEEDS".

------------------------------

(1) This number does not include (a) the potential issuance of up to 1,300,000 shares of common stock which can be obtained upon exercise of the Warrants issued in this Offering, (b) the potential issuance of up to an additional 195,000 shares in this Offering and up to an additional 195,000 shares upon the exercise of Warrants issued in this Offering, if the Underwriter exercises its Over-Allotment Option, which allows the Underwriter at its option to have the Company issue an additional 97,500 Units in the Offering, or (c) the potential issuance of up to 260,000 shares upon exercise of certain Warrants, exercisable to purchase Units to be issued to the Underwriter.

(2) Includes the issuance of 115,000 shares issuable to holders of certain Unsecured Promissory Notes (the "Private Placement Notes") upon closing of this offering.


                                         Common Stock               Warrant

  Proposed Nasdaq Symbols............    _______                    ______


                                         Common Stock               Warrant
  Proposed Boston Exchange Symbols...
                                         -------                    ------



Summary Financial Data

         The following summary financial data as of, and for the years ended, December 31, 1997 and December 31, 1996 are derived from and should be read in conjunction with the financial statements of the Company and notes thereto beginning on page F-1 of this Prospectus.

         The following summary financial data as of, and for the nine months ended, September 30, 1998 and September 30, 1997, are derived from the unaudited financial statements of the Company, which in the opinion of the Company reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the unaudited financial statements. The unaudited financial statements are included in the financial statements beginning on page F-1 of this Prospectus. The results of operations for the nine months ended September 30, 1998 and September 30, 1997 are not necessarily indicative of the results to be expected for the full year.

                          STATEMENTS OF OPERATIONS DATA

                                                           YEARS ENDED                      NINE MONTHS ENDED
                                                 -------------------------------     -------------------------------
                                                 December 31,       December 31,     September 30,     September 30,
                                                     1996               1997              1997              1998
                                                 ------------       ------------     -------------     -------------
                                                                                      (Unaudited)       (Unaudited)

Net Sales                                          $ 2,854,536      $ 2,710,485      $ 2,050,354      $ 1,650,535
Gross Profit (Loss)                                $ 1,330,799      $ 1,219,557      $   908,445      ($  144,540)
Net Loss                                           ($  146,979)     ($  138,083)     ($   93,648)     ($1,278,153)
Pro Forma Net Loss(1)                              ($   97,007)     ($  138,083)     ($   93,648)     ($1,278,153)
Basic and Diluted Loss Per Share                   ($      .12)     ($      .11)     ($      .07)     ($      .98)
Pro Forma Basic and Diluted Loss Per Share (2)            --        ($      .07)            --        ($      .86)
Weighted Average Shares Outstanding Used in
Computing Basic and Diluted Loss Per Share           1,192,094        1,300,000        1,300,000        1,300,000
Pro Forma Weighted Average Shares
Outstanding Used in Computing Pro Forma
Basic and Diluted Loss Per Share(2)                       --          1,443,000             --          1,443,000

                               BALANCE SHEET DATA

                                                                           September 30,         AS ADJUSTED (3)
                                                     December 31,              1998             September 30, 1998
                                                         1997               (Unaudited)            (Unaudited)
                                                     ------------           -----------            -----------

Cash                                                 $    45,757           $    66,623               $ 4,601,623
Current Assets                                       $ 1,840,430           $   962,604               $ 5,497,604
Total Assets                                         $ 2,288,888           $ 1,343,981               $ 5,878,981
Current Liabilities                                  $   722,144           $ 1,104,448               $   389,448
Long-Term Liabilities                                $   980,937           $   963,345               $   963,345
Stockholders' Equity (Deficit)                       $   585,807           ($  723,812)              $ 4,526,188

----------
(1) The Company's status as an S Corporation under the Internal Revenue Code terminated on September 23, 1998 and normal corporate income tax rates now apply. Accordingly, the 1996 Statement of Operations includes a pro forma adjustment for the income tax benefit of carrying back the federal net operating loss incurred in 1996 to profitable years in which the Company would have paid income taxes as a C corporation. No such carryback is available for the 1997 or 1998 federal and state net operating losses and therefore, since realization of a deferred tax asset is not reasonably assured, no pro forma benefit was reflected in the 1997 or 1998 Statements of Operations.

(2) Assumes that the Company issued 143,000 shares of Common Stock, at the initial public offering price to retire the outstanding balances of (a) the bank line of credit of $400,000, (b) the stockholder line of credit of $200,000 and (c) the stockholder demand loan of $115,000, at September 30, 1998. Pro Forma basic and diluted loss per share is based upon pro forma net loss further adjusted for the reduction in after-tax interest expense of approximately $35,000 for the year ended December 31, 1997 and $33,000 for the nine months ended September 30, 1998 that would have taken place had the outstanding indebtedness discussed above been retired at the beginning of each period.

 (3) Adjusted to reflect the sale of 650,000 Units (i.e., 1,300,000 shares of Common Stock and 1,300,000 Warrants) offered hereby and the receipt of the net proceeds therefrom (assuming an initial public offering price of $10.00 per Unit) further adjusted for the repayment of the bank line of credit ($400,000) the stockholder line of credit ($200,000) and the stockholder demand loan ($115,000). Does not include receipt of net proceeds from the exercise of Warrants, the Underwriter's Unit Warrants or the Underwriter's Over-Allotment Option.

                                  RISK FACTORS

         This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Such forward-looking statements may be found in this section and under "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Actual events or results could differ materially from those discussed in the forward-looking statements. This may occur as a result of various factors including the risk factors set forth below and elsewhere in this prospectus.

         In addition to the other information contained in this prospectus, the following risk factors should be considered when evaluating an investment in the shares of common stock offered hereby.

         History of Operating Losses; Future Profitability Uncertain. The Company was incorporated in 1986 and has experienced significant operating losses since that date. The Company's sales have declined steadily, from $6.9 million in 1992 to approximately $2.7 million for the year ended December 31, 1997. The Company has had losses from operations in the last two years, and in three of the last five years. For the year ended December 31, 1997, the Company had a net loss of $138,083 and, at year end, had an accumulated deficit of $984,440. For the nine months ended September 30, 1998, the Company's sales were $1.65 million, with a net loss of $1,278,153 after a one-time inventory write-down of $791,378.

         Management believes that its recent poor operating results were the result of manufacturing and other operating inefficiencies which not only hurt the bottom line, but adversely affected sales as well since, among other things, the Company lacked the pricing flexibility to meet competition. Operating results were harmed by the lack of competitive products, from a technical standpoint, in a number of important areas.

         The Company has taken steps to address the inefficiencies and lack of technical competitiveness. Despite the operating changes initiated by the Company, however, an investor cannot be certain that the Company will become profitable.

         Need for Successful Product Development. To achieve its strategic goals, the Company, alone or with others, must successfully develop, obtain regulatory approval for, manufacture, introduce and market its potential products. The Company's AMPRO Technology has not yet been developed into specific products. The Company may not be able to develop new products, or obtain regulatory approval for any new products. Any new products which are developed and approved may not be successfully marketed.

         Extensive Government Regulation of the Company's Business; Uncertainty of Obtaining Regulatory Approval. The Company's research and development activities, preclinical studies, clinical trials, and the manufacturing and marketing of its products are subject to extensive regulation by FDA and foreign regulatory authorities. The Company's current products and product candidates are subject to regulation by the FDA. All products manufactured or outsourced by the Company for use in HLA laboratories are subject to FDA Good Manufacturing

Practices (GMP), which set forth and prescribe the use of manufacturing Standard Operating Procedures, lot controls and quality control/quality assurance procedures. The Company is also subject to various federal, state and local laws and regulations relating to safe working conditions, and the use and disposal of hazardous or potentially hazardous substances used in connection with manufacturing and research and development. These extensive regulations put a burden on the Company's operations and make the Company less flexible.

         To market the AMPRO product candidate currently under development, the Company, or any development partners, must undergo an extensive regulatory approval process. The regulatory process takes many years and requires the expenditure of substantial resources. Regulatory review may not be conducted in a timely manner and regulatory approval may not be obtained for AMPRO products developed by the Company. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. Additional government regulation may be established that could prevent or delay regulatory approval of the Company's product candidates. See "BUSINESS Government Regulation."

         Dependence on Third Party Manufacturers. In September, 1998, the Company entered into an exclusive contract manufacturing agreement, for the manufacture of most of its products, with SFP Research Inc. of Liberty, North Carolina ("SFP"). The Company's SSP molecular products are also outsourced under the terms of a distribution agreement to BioSynthesis, Inc. of Lewisville, Texas. Manufacturing of the Company's Magnetic Bead cell separation product line also will be outsourced.

         The Company is now dependent and will likely continue to depend on third-parties to manufacture the Company's products effectively and on a timely basis. The failure of these third parties to perform adequately could have a material adverse effect on the Company's business.

         Required Raw Materials May Become Difficult to Obtain. The raw materials, particularly sera, required for the majority of the Company's products and product candidates are currently available from several suppliers in quantities sufficient to conduct the Company's business. However, the Company cannot be certain that the raw materials necessary for the manufacture of the Company's products and product candidates will continue to be available in sufficient quantities or at a reasonable cost. Much of the sera used by the Company is obtained from overseas sources who draw sera from human subjects. Foreign regulations do not now impair the Company's ability to obtain sera, but the foreign regulations are subject to change. Complications or delays in obtaining raw materials or in product manufacturing could materially impair the Company's business. See "BUSINESS - Commercialization Strategy."

         Limited Marketing Ability. The Company currently employs a small direct sales force to market its products to transplant laboratories in the United States. In addition, the Company markets its products internationally through distributors. The Company currently retains all commercial rights to its products. The Company's ability to market its products is limited due to its size and limited product line.

         The Company intends to address its limited marketing ability by entering into strategic alliances, co-promotion agreements and licensing arrangements. To the extent that the Company enters into co-promotion or licensing arrangements, any revenues received by the Company will be dependent on the efforts of third-parties and there can be no assurance that such efforts will be successful. To the extent that the Company itself undertakes to market a substantial portion of its products or product candidates, or is unable to enter into co-promotion agreements or to arrange for third-party distribution of its products, expenditures, management resources and time will be required to develop a sales force. The Company may not be able to establish a sales force or enter into co-promotion or distribution agreements on terms favorable to the Company or on a timely basis. In addition, if the Company succeeds in bringing product candidates to market, it will compete with many other companies that currently have extensive and well-funded marketing and sales operations. The Company's marketing and sales operations may not be able to compete successfully against such other companies. See "BUSINESS - Commercialization Strategy."

         Product Liability Exposure; Limited Insurance Coverage. If the use of products manufactured by the Company results in adverse effects to patients or subjects during research, clinical development or commercial use, the Company may be exposed to significant product liability claims. The Company's product liability insurance is currently limited to $1,000,000 per occurrence, which may not be adequate to cover potential liability exposures. Moreover, adequate insurance coverage may not be available at acceptable cost at any particular time. A product liability claim could materially adversely affect the business, financial condition, cash flows and results of operations of the Company.

         Costs and Risks of Handling Hazardous Materials. In connection with its research and development activities and operations, the Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. The Company may incur significant costs to comply with environmental and health and safety regulations. The Company's research and development involves the controlled use of hazardous materials. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could have liability which exceeds the resources of the Company.

         Uncertainty of Protection for Patents and Proprietary Technology. The Company's success will depend in part upon protecting its proprietary technology from infringement, misappropriation, duplication and discovery. The Company intends to rely principally on a combination of patent law, trade secrets and contract law to protect its proprietary technology in the United States and abroad.

         The patent positions of medical products are highly uncertain and involve complex legal and factual questions. The Company cannot be sure that patents will issue from the patent applications filed by the Company. The Company cannot be sure that the scope of any claims granted in any patent will provide protection or a competitive advantage to the Company. The validity or enforceability of patents issued or licensed to the Company may be challenged by others and, if challenged, a court might not find the patents to be valid and enforceable. In addition, competitors may try to circumvent any patents issued or licensed to the Company.

         The Company's product candidates could infringe patent rights of others. Patent litigation is costly and time consuming, and the Company may not have sufficient resources to pursue such litigation. If the Company is found liable for infringement, the Company may be liable for significant money damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use or sale of products.

         The Company also relies on trade secrets and other unpatented proprietary information in its product development activities. Trade secret protection does not prevent others from independently developing the same or similar technologies. The Company seeks to protect its trade secrets and proprietary knowledge, in part, through confidentiality agreements with its employees, consultants, advisors and collaborators. These agreements may not effectively prevent disclosure of the Company's confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company's employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company's product candidates, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become the Company's property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company's proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, could make new product development difficult.

         Dependence on Key Personnel. The Company's future success depends to a significant extent on the efforts and abilities of its executive officers. The loss of the services of certain of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its future success also will depend significantly upon its ability to attract, motivate and retain additional highly skilled managerial personnel. Competition for such personnel is intense, and the Company cannot be sure it will be successful in attracting, assimilating and retaining the personnel it requires to grow and operate profitably. The Company will have insurance on the lives of its President and Chairman, but that insurance may not be sufficient compensation for the loss of either of these officers.

         Competition. The Company encounters significant competition in each area of the its business. Certain of the Company's competitors have significantly greater financial and other resources than the Company. Competition may result in price reductions, decreased gross margins and loss of market share. See "BUSINESS - Competition."

         Discretion in Use of Proceeds. A substantial portion of the proceeds of this Offering will be available for working capital or other general corporate purposes. This means management will have broad discretion in determining how the Company uses proceeds from this Offering, and prospective investors will not know exactly how all of their investment will be spent.

         Some Offering Proceeds to be Paid to Officers and Existing Shareholders. A substantial amount of proceeds from this Offering, $300,000 will be used to repay a debt owed to a shareholder of the Company. In addition, approximately $80,000 will be used to repay salaries and other amounts owed to officers of the Company.

         Need for Additional Financing; Dependence on Collaborative Relationships. Although management believes the net proceeds of this Offering will be sufficient to meet the Company's working capital requirements for the next 24 months, it is possible that additional cash liquidity may be required. Additional financing may not be available on commercially reasonable terms. If future financing is not available when needed, the Company may be forced to curtail or discontinue its expansion strategy.

         The Company currently does not possess the resources necessary to develop, complete the FDA approval process for, or commercialize any of its potential AMPRO products. The Company's ability to develop AMPRO Technology will depend upon its ability to establish and maintain collaborative arrangements. The Company may not be able to enter into such collaborations.

         Control by Officers and Directors. After completion of this Offering, the Company's Officers and Directors will continue to own approximately 20% of the Company's Common Stock. As a result, the Company's Officers and Directors will continue to have a significant impact on all shareholder votes. See "PRINCIPAL SHAREHOLDERS."

         No Dividends. The Company has no present intention of paying cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain all earnings to provide for the growth of the Company. Payment of dividends is currently restricted by the Company's bank lending agreements. See "DIVIDENDS."

         Substantial Dilution to Investors. There will be an immediate and substantial dilution to the investors who purchase Shares in this offering, as the net tangible book value per share of the Common Stock after the offering will be substantially less than the price paid by the investors. See "DILUTION."

         Arbitrary Determination of Offering Price. No public market for the shares of the Company's Common Stock has existed prior to this Offering. The price at which the Shares and Warrants are being offered have been arbitrarily determined by negotiation between the Company and the Underwriter and does not bear any relationship to such established valuation criteria as assets, book value or prospective earnings.

         No Prior Public Market and Possible Volatility of Price of Shares of Common Stock and Warrants. If and when trading commences in the Company's Common Stock and Warrants, there may be wide fluctuations in price. There has been no prior public market for the Company's Common Stock or Warrants and, despite the potential listing of the Common Stock and Warrants on Nasdaq, there is no assurance that a market will develop or be sustained.

         Nasdaq Maintenance Requirements and Effects of Possible Delisting; Risks Related to Low-Priced Stocks. The Company has applied for initial listing on the Nasdaq Small-Cap Market upon the Effective Date of this Prospectus. The Company cannot guarantee that its listing application will be approved. Even if the Company is approved for initial listing, the Company must continue to meet certain maintenance requirements in order for its securities to continue to be listed on Nasdaq. The Company may not be able to continue to meet such requirements. If the Company's securities are delisted from Nasdaq, investors' interest in the Company's securities could be reduced and this could materially and adversely affect any trading market and the prices for such securities. In addition, if the Company's securities are delisted from Nasdaq, and if certain other conditions apply, the Company's Common Stock and Warrants would each be considered a "penny stock" under federal securities law. Additional regulatory requirements apply to trading by broker-dealers of penny stocks which could result in the loss of effective trading markets for the Company's Common Stock and Warrants.

         Restrictions on Exercise of Warrants; Possible Redemption of Warrants. Investors purchasing Warrants in this Offering will not be able to exercise the Warrants unless at the time of exercise this Registration Statement is current, or a new registration statement registering the Common Stock issuable upon exercise of the Warrants is effective, and such shares have been registered and/or qualified or deemed to be exempt from registration and/or qualification under the securities laws of the Warrant holder's state of residence. The value of the Warrants may be greatly reduced if a current registration statement covering the shares of Common Stock underlying the Warrants is not effective or if such Common Stock is not registered or exempt from registration in the states in which the holders of the Warrants reside. After the Warrants become separately transferable, the Warrants are subject to redemption by the Company on 30 days prior written notice provided that the daily trading price for the shares is above $10.00 for at least 30 consecutive trading days ending within ten days prior to the date of the notice of redemption. If the Warrants are redeemed, Warrant holders will lose their right to exercise the Warrants except during the 30 day notice period. The Company cannot redeem the Warrants during the one-year period commencing on the Effective Date of the Prospectus without the written consent of the Underwriter. See "DESCRIPTION OF SECURITIES - Warrants."

         Failure to Register Shares Underlying the Warrants in Some States. Although the Warrants will not knowingly be sold to purchasers in jurisdictions in which the Warrants are not registered or otherwise qualified for sale, purchasers may buy Warrants in the after-market or may move to jurisdictions in which the shares underlying the Warrants are not so registered or qualified during the period that the Warrants are exercisable. In this event, the Company would be unable to issue shares of Common Stock to those persons desiring to exercise their Warrants (whether in response to a redemption notice or otherwise), unless and until the shares could be qualified for sale in the jurisdictions in which such purchasers reside, or exemptions exist in such jurisdictions from such qualification. Warrant holders would have no choice but to attempt to sell the Warrants or allow them to expire unexercised. See "DESCRIPTION OF SECURITIES - Warrants".

         Possible Negative Effect of Underwriter's Warrants on Market for Company's Stock and Ability to Obtain Additional Financing. The Company will issue to the Underwriter, for nominal consideration, Underwriter's Unit Warrants to purchase 65,000 Units, at $14.50 per Unit. These Underwriter Unit Warrants may have adverse effects on the Company. They may be exercised at a time when the exercise is not advantageous for the Company. Exercise of the Underwriter's Unit Warrants and subsequent sale of the Common Stock and Warrants could adversely affect the market price of the Common Stock and Warrants. The potential for exercise of these Underwriter's Unit Warrants may adversely affect the terms the Company can negotiate for new financings.

                                    DILUTION

         The Company's net tangible book value (deficiency) at September 30, 1998, was ($1,000,551) or ($.77) per share. "Net tangible book value (deficiency) per share" represents the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding.

         Giving effect to the sale of the Units offered by this Prospectus and the issuance of 115,000 shares to the holders of the Private Placement Notes at the closing of this Offering (See "Use of Proceeds"), retroactive to September 30, 1998, the adjusted net tangible book value of the Company at September 30, 1998, would have been approximately $4,249,449 or $1.57 per share. This represents an immediate increase in net tangible book value per share of $2.34 to existing shareholders and an immediate decrease of $3.43 per share to the investors purchasing the Units offered hereby at the price to the public. The following table illustrates the per share dilution in net tangible book value to investors in this offering:


Public offering price per share(1)............................                                              $5.00

     Net tangible book value (deficiency) per share before
     Offering.................................................                  ($ .77)

     Increase per share attributable to sale of shares........                   $2.34
                                                                                 -----

Adjusted  net tangible book value per share after
     Offering.................................................                                              $1.57
                                                                                                            -----


Dilution per share to investors in this Offering..............                                              $3.43
                                                                                                            =====


(1) Attributes 100% of the price to the public for the Units to the Shares included within the Units.

The following table compares the number of shares of Common Stock acquired by current shareholders from the Company as of September 30, 1998, the total consideration paid for such shares of Common Stock and the average price per share paid by the current shareholders and to be paid by the prospective purchasers of the Shares (based upon the initial offering price of $5.00).


                                              Shares of                Consideration
                                            Common Stock              -------------              Average Price
                                              Acquired           Amount            Percent          Per Share
                                              --------        -----------        ---------         ---------
Existing Shareholders                        1,300,000        $1,538,781              19%          $   1.18
Private Placement Note Holders(3)              115,000        $        0               0%          $      0
Investors in this Offering(1)(2)             1,300,000(1)     $6,500,000(2)           81%          $   5.00
Totals                                       2,715,000        $8,038,781             100%          $   2.96

----------

(1) Does not include shares in any Units which may be issued pursuant to the Underwriter's over-allotment option, up to an additional 1,300,000 shares of Common Stock which may be purchased on the exercise of Warrants included in the Units or the 260,000 shares that may be issued pursuant to the Underwriter's Unit Warrants and the Warrants contained in the Underwriter's Unit Warrants.

(2) Attributes 100% of the price to the public for the Units to the Shares included in the Units.

(3) No consideration has been attributed to the issuance of these shares. See "Use of Proceeds."


                                 USE OF PROCEEDS

         Based on an assumed offering price of $10.00 per Unit, the net proceeds from the sale of the 650,000 Units offered hereby will be approximately $5,250,000 after deducting the Underwriter's discounts and expenses together with all of the expenses of the offering, and without giving effect to any shares the Underwriter may obtain if it exercises its Underwriter's over-allotment option. The Company intends to utilize the proceeds from this offering substantially as follows:

               APPLICATION OF PROCEEDS                              AMOUNT                         PERCENT OF
                                                                                                    PROCEEDS
               -----------------------                              ------                         ----------

Repayment of Private Placement Notes (1)                          $  575,000                           11.0%
Repayment of Stockholder Line of Credit (2)                       $  300,000                            5.7%
Repayment of Bank Line of Credit (3)                              $  400,000                            7.6%
Strategic Product Line Expansion (4)                              $2,000,000                           38.1%
Repayment of Accrued Salary and Fees (5)                          $   80,000                            1.5%
Working Capital (6)                                               $1,895,000                           36.1%
                                                                  ----------                          -----
Total                                                             $5,250,000                          100.0%
                                                                  ==========                          =====

(1) These funds will be used by the Company to repay the outstanding balance of $575,000 of Unsecured Promissory Notes (the "Private Placement Notes") issued in a November 1998 Private Placement. The proceeds of these Private Placement Notes were used for working capital and to defray legal, accounting, printing and other expenses incurred in connection with this Offering. The Private Placement Notes by their terms are payable in full at closing of this Offering. In addition, the Private Placement Note Holders are entitled to receive at closing of this offering, for no additional cost, 115,000 shares of Common Stock. If this Offering closes and the Private Placement Note holders receive their shares, no cash interest will be payable on the Private Placement Notes.

(2) These funds will be used by the Company to repay the outstanding balance of $300,000 on its unsecured line of credit with Susquehana Holdings Corp. See "CERTAIN TRANSACTIONS."

(3) These funds will be used by the Company to repay the outstanding balance of $400,000 on its bank line of credit. The line of credit is subject to a fluctuating interest rate per annum equal to the bank's "national commercial rate" (8.5% at September 30, 1998) plus 2.5%. This line of credit is secured by substantially all the Company's assets and life insurance policies on the Chairman of the Board and the President. In addition, the line of credit is personally guaranteed by the Chairman of the Board of the Company.

(4) These funds will be used by the Company for strategic expansion of its product line by development or acquisition. From time to time in the ordinary course of business, the Company evaluates the potential acquisition of businesses and technologies that compliment the Company's business. Currently, the Company does not have any commitments with respect to any such acquisitions.

(5) Represents salary and consulting payments owed to the Company's President and its Chairman. See "Executive Compensation - Employment Arrangements."

(6) These funds will be used by the Company for general corporate purposes and to support expansion into other strategically compatible product lines.

         The amounts in the above table are estimates developed by management based upon the Company's current plans and prevailing economic and industry conditions. The Company's proposed use of proceeds is subject to changes in general, economic and competitive conditions, timing and management discretion, each of which may change the amount of proceeds expended for the purposes intended. The proposed use of proceeds is also subject to changes in market conditions and the Company's financial condition in general.

         While the Company cannot be certain, the Company believes the net proceeds from the offering and internally generated funds will be adequate to satisfy the Company's working capital needs for the next twenty-four months. The Company may require additional debt or equity financing in order to finance future internal growth or acquisitions. The Company cannot be certain that additional financing on acceptable terms will be available to the Company when needed, if at all.

         Pending use of the net proceeds of this Offering, the Company may make temporary investments in bank certificates of deposit, interest bearing, insured savings accounts, United States government obligations and insured money market funds. Any income derived from these short-term investments will be used for working capital. Any additional proceeds received from the exercise of the Underwriter's over-allotment option will be used for working capital.


                                 DIVIDEND POLICY

The Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of the business. Currently, the terms of the Company's bank line of credit and term loan restrict the payment of dividends without the consent of the lending bank. The Pennsylvania Business Corporation Law provides that dividends may be paid unless, after the dividend, a corporation would be unable to pay its debts as they become due in the usual course of its business, or the total assets of a corporation would be less than the sum of its total liabilities. The payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial conditions of the Company and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company as of September 30, 1998 and as adjusted after the public offering to reflect the net proceeds from the sale of 650,000 Units at a price of $10.00 per Unit, and to reflect the estimated use of proceeds from the Offering and to reflect the issuance of 115,000 Shares of Common Stock to the Private Placement Noteholders and a charge to interest expense for the value of such shares at the proposed initial public offering price. Unless otherwise indicated, all shares and per share information in this Prospectus give effect to a one for 17.184035 reverse split of the Common Stock implemented in September 1998. Unless otherwise indicated, information in this prospectus assumes all the shares offered will be sold.

                                                                             September 30, 1998
                                                                    --------------------------------
                                                                       Actual         As adjusted(1)
                                                                    ------------      --------------
Short-term debt:
         Bank line of credit                                         $   400,000         $         0
         Stockholder line of credit                                      200,000                   0
         Stockholder demand loan                                         115,000                   0
         Current portion of long-term debt                                26,919              26,919
                                                                     -----------         -----------
Total short-term debt                                                $   741,919         $    26,919
                                                                     ===========         ===========

Long-term debt:
         Long-term debt                                              $   892,832         $   892,832
         Notes payable to shareholders                                    58,737              58,737
         Obligations under capital leases                                 11,776              11,776
                                                                     -----------         -----------
Total long term debt                                                 $   963,345         $   963,345
                                                                     -----------         -----------

Stockholders equity (1):
         Common stock, $.01 par value, 25,000,000 shares
            authorized, 1,300,000 and 2,715,000 shares issued
            and outstanding                                          $    13,000         $    27,150
         Additional paid-in capital                                    1,525,781           7,336,631
         Retained deficit                                             (2,262,593)         (2,837,593)
                                                                     -----------         -----------
Total stockholders equity                                           $  (723,812)        $ 4,526,188
                                                                     -----------         -----------
Total capitalization                                                 $   239,533         $ 5,489,533
                                                                     ===========         ===========

----------------

(1) Includes the receipt of net proceeds from the public offering of approximately $5,250,000 after the payment of commissions, expenses and the Underwriter's consulting fee as if such proceeds were received on September 30, 1998. See "USE OF PROCEEDS." Also includes the issuance of 115,000 shares of Common Stock to the Private Placement Noteholders and a charge to interest expense for the value of such shares at the proposed initial public offering price. Does not give effect to (a) the issuance of up to 1,300,000 shares of Common Stock in the event of exercise of Warrants issued in this Offering, (b) the issuance of up to 390,000 shares of Common Stock upon exercise of the Underwriter's Over-allotment Option and exercise of the underlying Warrants, or (c) the issuance of up to 260,000 shares of Common Stock upon exercise of the Underwriter's Warrants and the underlying Warrants. See "UNDERWRITING."

                             SELECTED FINANCIAL DATA

         The following summary financial data should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus. The summary financial data as of, and for the years ended, December 31, 1997 and December 31, 1996, are derived from and should be read in conjunction with the financial statements of the Company and notes thereto audited by Ernst & Young LLP, independent auditors.

The summary financial data as of, and for the nine months ended September 30, 1998 and September 30, 1997, are derived from the unaudited financial statements of the Company, which in the opinion of the Company reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the unaudited financial statements. The results of operations for the nine months ended September 30, 1998 and September 30, 1997 are not necessarily indicative of the results to be expected for the full year. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

Statement of Operations Data

                                                           YEAR ENDED                     NINE MONTHS ENDED
                                               ----------------------------       -------------------------------
                                                December 31,   December 31,       September 30,      September 30,
                                                    1996           1997               1997               1998
                                               ------------    ------------       -------------      -------------
                                                                                    Unaudited          Unaudited
Net sales                                      $ 2,854,536     $ 2,710,485         $ 2,050,354         $ 1,650,535
Cost of sales                                  $ 1,523,737     $ 1,490,928         $ 1,141,909         $ 1,003,697
Write-down of inventory                               --              --                  --           $   791,378
Gross profit (loss)                            $ 1,330,799     $ 1,219,557         $   908,445         ($  144,540)
Marketing and selling                          $   780,809     $   864,144         $   650,870         $   696,481
General and administrative                     $   286,080     $   313,888         $   219,926         $   274,236
Research and development                       $   226,270     $    56,746         $    40,816         $    48,048
Total operating expenses                       $ 1,293,159     $ 1,234,778         $   911,612         $ 1,018,765
Interest expense                               $   184,619     $   122,862         $    90,481         $   114,848
Net loss                                       ($  146,979)    ($  138,083)        ($   93,648)        ($1,278,153)
Basic and diluted loss per share               ($      .12)    ($      .11)        ($      .07)        ($      .98)
Weighted average shares outstanding              1,192,094       1,300,000           1,300,000           1,300,000

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION AND RESULTS OF OPERATION

         The following review concerns the Company's interim periods ended September 30, 1998 and 1997 and the years ended December 31, 1997 and December 31, 1996 and should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus. When used in this Prospectus, the words "anticipate," "estimate," "expect," "project," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions including the Company failing to generate projected revenues. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

Introduction

Since its formation in November of 1986, the Company has been engaged in the development, manufacture and sale of cellular diagnostic tools for paternity and identity testing, disease association studies and for the genetic profiling of patients and donor organs in connection with transplant procedures. Since its peak of $6.9 million in net sales in 1992, the Company's sales have declined steadily to $2.7 million in the year ended December 31, 1997. The Company has had losses from operations in the last two years, and in three of the last five years. In December of 1996, the Company hired a new CEO to identify, develop and implement a turn-around program. The central components of that program are focused around a move of manufacturing from its facility in Pennsylvania to an exclusive contract manufacturer in North Carolina to improve the quality and cost base of its core business and to add strategically compatible business lines to broaden the Company's strategic horizons. The Company also intends to reduce costs by subleasing the portion of its Pennsylvania headquarters previously devoted to manufacturing, or subleasing the entire facility and moving to more appropriate space. The Company also intends to reduce costs by eliminating some of its manufacturing workforce at the beginning of 1999, in connection with the out-sourcing of manufacturing.

Results of Operations

The following table presents selected financial information for the periods indicated expressed as a percentage of net sales:

                                                Year Ended              9 Months Ended
                                          ---------------------       ----------------------
                                          12/31/96     12/31/97       09/30/97      09/30/98
                                          --------     --------       --------      --------

Net sales                                  100.0%        100.0%        100.0%        100.0%
Cost of sales                               53.4          55.0          55.7          60.8
Inventory write-down                         0.0           0.0           0.0          48.0
                                           -----         -----         -----         -----
         Gross profit (loss)                46.6          45.0          44.3          (8.8)
Operating Expenses:
Marketing and selling                       27.4          31.9          31.8          42.2
General and administrative                  10.0          11.6          10.7          16.6
Research and development                     7.9           2.1           2.0           2.9
                                           -----         -----         -----         -----
         Total operating expenses           45.3          45.6          44.5          61.7

                                                                     -continued-

                                           Year Ended           9 Months Ended
                                     ---------------------    ----------------------
                                     12/31/96     12/31/97    09/30/97      09/30/98
                                     --------     --------    --------      --------

Income (loss) from operations          1.3%        (0.6)%       (0.2)%       (70.5)%
Interest expense                       6.4          4.5          4.4           6.9
                                       ---          ---          ---          ----
Net loss                              (5.1)%       (5.1)%       (4.6)%       (77.4)%
                                       ===          ===          ===          ====

Sales Overview

The Company's net sales are primarily derived from its serology-based pheno-typing products, monoclonal antibodies and molecular-based typing products. Net sales decreased in 1996 and 1997 from the prior year by 20% and 5%, respectively, and for the first nine months of 1998, net sales have decreased 19% from the same period in 1997. The decline is attributed to lower unit sales volume and lower average unit prices.

The following table presents sales, by product, expressed in dollars:


                                                Year Ended              9 Months Ended
                                          ---------------------       ----------------------
                                          12/31/96     12/31/97       09/30/97      09/30/98
                                          --------     --------       --------      --------

Serology products .................       $1,846,000     $1,685,000   $1,268,000    $  836,000
SeraScreen antibody screening trays          398,000        530,000      384,000       499,000
Monoclonal antibodies .............          349,000        267,000      217,000       174,000
DNA products ......................          114,000        116,000       88,000        40,000
Other .............................          148,000        112,000       93,000       102,000
                                          ----------     ----------   ----------    ----------
         Total ....................       $2,855,000     $2,710,000   $2,050,000    $1,651,000
                                          ==========     ==========   ==========    ==========


First nine months of 1998 compared to the first nine months of 1997

Net Sales and Gross Profit

The following table compares net sales and gross profit for the nine months ended September 30, 1998 and September 30, 1997.

                                                       NINE MONTHS ENDED
                                                       -----------------
                                               September 30,      September 30,      Percentage Decrease
                                                   1997                1998            from 1997 to 1998
                                             --------------     ---------------        -----------------

Net Sales                                    $ 2,050,354        $ 1,650,535                 (19.5%)
Gross Profit Before Inventory Write Down     $   908,445        $   646,838                 (28.8%)
Gross Profit (Loss), After Inventory Write
Down                                         $   908,445        $  (144,540)               (115.9%)

Net sales decreased by $399,819 or 19.5% from $2,050,354 for the first nine months in 1997 to $1,650,535 for the first nine months in 1998. Most of this decrease is attributable to net sales of serology products which declined $432,000. DNA products also decreased $48,000, and monoclonal antibodies declined $43,000. This was partially offset by an increase in the sales of SeraScreen antibody screening trays of $115,000. Unit sales volume decreased in all product lines (except SeraScreen) primarily due to the lack of technically competitive products. The Company introduced new contract manufactured serology products late in the third quarter of 1998 to improve product performance and competitiveness, and reduce costs.

Expressed as a percentage of sales, gross profit (loss) decreased from 44.3% for the first nine months in 1997 to 39.2% for the first nine months in 1998 before an inventory write-down, and to (8.8%) after the inventory write-down for the first nine months in 1998. The inventory write-down occurred in connection with the Company's decision to subcontract its manufacturing operations to SFP. The agreement with SFP increased the Company's access to unique immunogenetic products and reagents that allow the Company to improve the quality and breadth of its product offerings. As a result of the release of these new products, the Company determined that approximately $791,000 of inventory on hand at September 30, 1998 was unusable. The drop in gross margin prior to the inventory write-down is a result of lower unit sales volume and a change in the sales mix, as serology products, which average a higher gross profit than the other product lines, declined. Before the inventory write-down, gross profit (loss) decreased $261,607 from $908,445 for the first nine months in 1997 to $646,838 for the first nine months in 1998, and after the inventory write-down gross profit
(loss) decreased $1,052,985 to ($144,540) for the first nine months in 1998. As discussed above, this decline in gross profit is the result of lower sales, the change in the sales mix and the inventory write down.

Operating Expenses

The following table compares operating expenses for the nine months ended September 30, 1998 and September 30, 1997.


                                                      NINE MONTHS ENDED
                                                      -----------------
                                            September 30,           September 30,
                                                1997                     1998
                                                ----                     ----            Percentage Increase
                                       Amount       % of Sales    Amount    % of Sales     from 1997 to 1998
                                       ------       ----------    ------    ---------     -----------------
Marketing & Selling Expense            $650,870       31.8%     $  696,481    42.2%              7.0%
General  & Administrative Expense      $219,926       10.7%     $  274,236    16.6%             24.7%
Research & Development Expense         $ 40,816        2.0%     $   48,048     2.9%             17.7%
                                       --------       ----      ----------    ----              ----
Total Operating Expenses               $911,612       44.5%     $1,018,765    61.7%             11.8%
                                       ========       ====      ==========    ====              ====


Operating expenses increased $107,153 or 11.8% from $911,612 for the first nine months in 1997 to $1,018,765 for the first nine months in 1998, and increased as a percentage of sales from 44.5% for the first nine months in 1997 to 61.7% in 1998.

Marketing and selling expense increased $45,611 or 7% from $650,870 for the first nine months in 1997 to $696,481 for the first nine months in 1998, and increased as a percentage of sales from 31.8% for the first nine months in 1997 to 42.2% for the first nine months in 1998. The aggregate increase in marketing and selling expense is primarily attributed to an increase in samples shipped, salaries, wages and benefits and supplies for the first nine months in 1998. The cost of samples shipped increased $14,814 or 91.2% from $16,246 for the first nine months in 1997 to $31,060 for the first nine months in 1998. The aggregate increase in samples shipped is attributed to the new SSP DNA line introduced at the end of 1997 and the sampling of the new manufactured product in the third quarter of 1998. Salaries, wages and benefits expense increased $14,244 or 4.4% from $324,230 for the first nine months in 1997 to $338,474 for the first nine months in 1998. The aggregate increase in salaries, wages and benefits expense is primarily related to normal annual salary increases. Supplies expense increased $13,069 from $4,137 for the first nine months in 1997 to $17,206 for the first nine months in 1998, due primarily to the cost and redesign of new sales brochures and product literature. These expenses were partially offset by a decrease in commission expense of $16,196 from $16,721 for the first nine months in 1997 to $525 for the first nine months in 1998, due primarily to the expiration of an international sales commission contract.

General and administrative expense increased $54,310 or 24.7% from $219,926 for the first nine months in 1997 to $274,236 for the first nine months in 1998 and increased as a percentage of sales from 10.7% for the first nine months in 1997 to 16.6% for the first nine months in 1998. The aggregate increase is largely attributed to higher salaries, wages and benefits, bad debt write-offs and legal fees. Salaries, wages and benefits increased $34,099 or 36.7% from $92,846 for the first nine months in 1997 to $126,945 for the first nine months in 1998. The aggregate increase in salaries, wages and benefits expense is attributed to the hiring of a new controller at the end of June, 1997, replacing the one that left at the end of February, 1997. Bad debt expense of $24,591 for the first nine months in 1998 represented the entire increase and related to the small likelihood to collect $21,000 of an international account and a $3,591 account which filed for bankruptcy. Legal fees increased $4,969 or 16.7% from $29,675 for the first nine months in 1997 to $34,644 for the first nine months in 1998. The increase is attributable to the bank's legal fees incurred in refinancing the bank debt, which the Company was required to reimburse. These were partially offset by lower consulting costs of $8,088 or 23.9% from $33,816 for the first nine months in 1997 to $25,728 for the first nine months in 1998, and are primarily due to the consulting provided during the transition of controllers in 1997.

Research and development expense increased $7,232 or 17.7% from $40,816 for the first nine months in 1997 to $48,048 for the first nine months in 1998 and increased as a percentage of sales from 2% for the first nine months in 1997 to 2.9% for the first nine months in 1998. The aggregate increase in research and development expense is attributable to expenses to test and assess cell separation/preparation products for the first nine months in 1998, partially offset by lower amortization costs of 510K submissions.

Loss from Operations

Before an inventory write-down, the Company's loss from operations increased $368,760 from ($3,167) for the first nine months in 1997 to ($371,927) for the first nine months in 1998. After the inventory write-down, the loss from operations increased $1,160,138 to ($1,163,305) for the first nine months in 1998. The increased loss is primarily attributable to the factors discussed above under "Net Sales and Gross Profit" and "Operating Expenses".

Interest Expense

Interest expense increased $24,367 or 26.9% from $90,481 for the first nine months in 1997 to $114,848 for the first nine months in 1998 as a result of higher interest rates on bank debt due to the amended business loan agreements. See "Liquidity and Capital Resources".

1997 compared to 1996

Net Sales and Gross Profit

The following table compares net sales and gross profits for the year ended December 31, 1997 and December 31, 1996.

                                     YEAR ENDED
                                     ----------
                          December 31,      December 31,     Percentage Decrease
                              1996             1997           from 1996 to 1997
                          ------------      ------------     -------------------
Net Sales                   $2,854,536        $2,710,485           (5.0%)
Gross Profit                $1,330,799        $1,219,557           (8.4%)

Net sales decreased by $144,051 or 5% from $2,854,536 in 1996 to $2,710,485 in
1997. A substantial portion of this decrease is attributable to net sales of serology products, which declined $161,000, and monoclonal antibodies, which declined $82,000. This was partially offset by an increase in the SeraScreen antibody screening trays of $132,000. All four major product lines reflected increased pricing pressure as average selling prices declined due primarily to efforts to improve the international business. Unit sales volume increased in all product lines except monoclonal antibodies. The Company believes the factors causing the unit decrease in monoclonal antibody products have changed and the Company's monoclonal antibodies products are becoming competitive in 1998 and will be competitive in 1999.

Expressed as a percentage of sales, gross profit in 1997 decreased slightly from 46.6% in 1996 to 45% in 1997 as a result of a change in the sales mix and the pricing pressure discussed above, offset by higher manufacturing activity absorptions. Gross profit decreased $111,242 to $1,219,557 from $1,330,799 in 1996 commensurate with the decline in sales.

Operating Expenses

The following table compares operating expenses for the years ended December 31, 1997 and December 31, 1996.

                                                          YEAR ENDED
                                                          ----------
                                                                                         Percentage Increase
                                             December 31              December 31        (Decrease) from 1996
                                                1996                     1997                  to 1997
                                             -----------              -----------         -------------------
                                                        %                        %
                                       Amount       of Sales      Amount       of Sales
Marketing & Selling Expense            $  780,809     27.4%     $  864,144     31.9%             10.7%
General  & Administrative Expense      $  286,080     10.0%     $  313,888     11.6%              9.7%
Research & Development Expense         $  226,270      7.9%     $   56,746      2.1%            (74.9%)
                                       ----------     ----      ----------     ----              ----
Total Operating Expenses               $1,293,159     45.3%     $1,234,778     45.6%             (4.5%)
                                       ==========     ====      ==========     ====              ====

Operating expenses decreased $58,381 or 4.5% from $1,293,159 in 1996 to $1,234,778 in 1997, but were up slightly as a percentage of sales from 45.3% in 1996 to 45.6% in 1997 due to the smaller sales base.

Marketing and selling expense increased $83,335 or 10.7% from $780,809 in 1996 to $864,144 in 1997, and increased as a percentage of sales from 27.4% in 1996 to 31.9% in 1997. The aggregate increase in marketing and selling expense is primarily attributed to the hiring of the new president, a sales consultant and additional travel expense incurred in researching the domestic market and reestablishing the international market in 1997. These expenses were partially offset by reductions in 1997 for product outdates and the suspension of the customer training program in 1996.

General and administrative expense increased $27,808 or 9.7% from $286,080 in 1996 to $313,888 in 1997 and increased as a percentage of sales from 10% in 1996 to 11.6% in 1997. The aggregate increase is largely attributed to consulting fees for the transition period between controllers in 1997, and the write-off in 1997 of accounts receivable to the allowance reserve.

Research and development expense decreased $169,524 or 74.9% from $226,270 in 1996 to $56,746 in 1997 and decreased as a percentage of sales from 7.9% in 1996 to 2.1% in 1997. The aggregate decrease in research and development expense can be attributed to a shift in the Company's focus to its core serology business from research and development, in an effort to improve the Company's operating results.

Income (loss) from Operations

The Company's income (loss) from operations decreased $52,861 or 140% from $37,640 in 1996 to ($15,221) in 1997. Expressed as a percentage of sales, income (loss) from operations was 1.3% in 1996 compared to (0.6%) in 1997. These decreases are primarily attributable to the factors discussed above under "Net Sales and Gross Profit" and "Operating Expenses".

Interest Expense

Interest expense decreased $61,757 or 33.5% from $184,619 in 1996 to $122,862 in 1997 as a result of the conversion to common stock of a significant portion of the notes payable to stockholders.

Liquidity and Capital Resources

From inception, the Company has financed its operations primarily from bank debt, private equity financings and cash flow generated from operations. Most recently, the Company has obtained a line of credit from a private investor and obtained financing from a private placement of unsecured promissory notes.

At September 30, 1998, the Company had a working capital deficit of $141,844. The September 30, 1998 balance reflects an inventory write-down of $791,378, which represented a one-time charge as a result of a decision to subcontract the Company's manufacturing operation. After the initial application of the proceeds from this Offering, the Company expects to have working capital of approximately $5,100,000. In addition, liquidity will be greatly improved due to the reduction in debt. The reduction in debt service will increase cash flow by approximately $50,000 per year.

In the fourth quarter of 1998, the Company sold $575,000 principal amount of unsecured promissory notes to a limited number of "accredited investors" under a private placement memorandum. The proceeds of that private offering are being used for working capital and to defray legal, accounting, printing and other expenses which the Company expects to incur in connection with this Offering. These notes are due and payable at the face amount thereof, without cash interest, at the closing of this Offering. Purchasers of these notes will receive at that time a number of shares of the Company's Common Stock which are valued at the Offering price equal to the purchaser's investment in these notes.

The Company entered into a $300,000 unsecured line of credit agreement with a shareholder in September, 1998. See "Certain Transactions." The line of credit bears interest on the outstanding amount of all advances at 10% per annum, payable quarterly in arrears, commencing in December, 1998, and is subordinate to the bank debt. Advances under the line of credit are due upon the earlier to occur of the sale of any debt or equity securities from which the Company shall have received at least $1,000,000 of net proceeds or September 30, 1999. As of the date of this Prospectus, $300,000 was outstanding under this line of credit. The line of credit will be paid in full from the proceeds of this Offering.

In August, 1998, the Company borrowed $115,000 from a shareholder, due on demand, with interest on the unpaid principal balance at the rate of 11% per annum.

On July 14, 1995, the Company's bank extended a revolving line of credit loan of up to $500,000 to the Company at a fluctuating rate per annum equal to the bank's "national commercial rate" (8.5% at September 30, 1998) plus 0.5%. This line of credit is secured by substantially all the Company's assets and a life insurance policy on the Chairman of the Board of the Company, and is personally guaranteed by the Chairman of the Board of the Company. On March 25, 1997, the line of credit was reduced to $400,000. On January 7, 1998, the bank amended the business loan agreements with the Company which included, among other things, that the fluctuating rate per annum increase to the bank's "national commercial rate" plus 2.5%, and additional security including patents, trademarks and a life insurance policy on the Company's President.

The Company intends to repay the outstanding balance of its line of credit with the bank, from the proceeds of this Offering.

On July 14, 1995, the Company's bank extended a term loan of $1,300,000 to the Company at a fluctuating rate per annum equal to the bank's "national commercial rate" (8.5% at September 30, 1998) plus 0.75%, with the payment of principal and interest due over a period of approximately 4.5 years. This term loan is secured by substantially all the Company's assets and life insurance policy on the Chairman of the Board of the Company, and is personally guaranteed by the Chairman of the Board of the Company. During 1997, a temporary moratorium on the payment of principal was extended by the bank to the Company. On January 7, 1998, the bank amended the business loan agreements with the Company which required, among other things, that payment of principal and interest at 11% be made to the bank on a 15 year amortization schedule during the amendment period (after which the original terms would be fully reinstated except that the payment of principal and interest would continue to be based on a 15 year amortization schedule), and additional security including patents, trademarks and a life insurance policy on the President.

The Company began to outsource its manufacturing operations in September 1998 and expects this change will improve the quality and reduce the cost of its products. The Company also anticipates improved cash flow as a result of the ability to better manage inventory levels. The Company believes the anticipated improved operations resulting from outsourcing manufacturing operations together with the proceeds from the stockholder demand loan, the stockholder line of credit and the unsecured promissory notes issued in the fourth quarter of 1998 will enable Company to continue to meet its working capital obligations through September 1999. Further, the Company believes that the net proceeds of this Offering, together with cash from operations, will be adequate to fund its current and anticipated levels of operations for approximately 24 months. There can be no assurance, however, that events in the Company's operations will not result in accelerated or unexpected expenditures. The Company is pursuing additional research and development of AMPRO technology to allow a physician to diagnose and treat infectious disease in the physician's office during a patient's visit. The Company will require additional financing to expand and complete that research and development. To the extent that the Company raises additional capital by issuing equity securities, ownership dilution to existing stockholders will result and future investors may be granted rights superior to those of existing stockholders. There can be no assurance, however, that additional financing will be available from any source or, if available, will be available on acceptable terms. See "Risk Factors Need for Additional Financing; Dependence on Collaborative Relationships".

Impact of the Year 2000 Issue

The Company's State of Readiness

The Company has reviewed its critical information systems for Year 2000 compliance. The compliance review revealed that the Company's critical accounting information systems are Year 2000 compliant due to the fact that the Company's network hardware and operating system are "off-the-shelf" products from third parties with Year 2000 compliant versions. The Company has not yet fully addressed the Year 2000 compliance with all of its critical product databases.

The Company is currently engaged in addressing the appropriate modifications to three date-sensitive analysis programs contained in some of its serology products. All of the Company's inventory and product in the hands of customers expires prior to December 31, 1999, and therefore there are no Year 2000 issues with respect to current inventory or products in the hands of customers.

As part of the Company's Year 2000 compliance review, the Company is in the process of contacting its primary vendors and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their Year 2000 compliance issues. However, there can be no guarantee that the systems of other companies on which the Company's business relies will be timely converted or that failure to convert by another company would not have a material adverse effect on the Company and its operations.

The Cost to Address the Company's Year 2000 Issues

The Company estimates that the cost of its Year 2000 compliance issues will be less than $10,000 and is not expected to be material to the Company's financial position, cash flow or results of operations.

The Risks Associated with the Company's Year 2000 Issues

The Company believes that the risks associated with Year 2000 issues primarily relate to the failure of third parties upon whom the Company's business relies to timely remediate their Year 2000 issues. Failure by third parties to timely remediate their Year 2000 issues could result in disruptions in the Company's supply of parts and materials, late, missed, or unapplied payments, temporary disruptions in order processing and other general problems related to the Company's daily operations. While the Company believes its Year 2000 compliance review procedures will adequately address the Company's internal Year 2000 issues, until the Company receives responses from its significant vendors and customers, the overall risks associated with the Year 2000 issue will remain difficult to accurately describe and quantify, and there can be no guarantee that the Year 2000 issue will not have a material adverse effect on the Company's business, operating results and financial position.

The Company's Contingency Plan

The Company has not, to date, implemented a Year 2000 contingency plan. It is the Company's intention to devote whatever resources are necessary to assure Year 2000 compliance issues are resolved. However, the Company will develop and implement a contingency plan by the end of the first half of 1999 in the event the Company's Year 2000 compliance initiatives, particularly those that relate to third parties, fall behind schedule.

Impact of Recently Issued Accounting Pronouncements

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131, which will be adopted by the Company at December 31, 1998, establishes standards for annual and interim disclosures of operating segments, products and services, geographic areas and major customers. The Company is in the process of evaluating the disclosure requirement of the new standard, the adoption of which will have no impact on the Company's results of operations or financial condition.

                             THE COMPANY'S BUSINESS


Background

         Since the Company's formation in November 1986, the Company has been principally engaged in the design, development and manufacture of cellular diagnostic tools. These tools are used to develop a genetic profile of patients and donor organs. They are also used for transplant procedures, paternity and identity testing and diagnostic assessment of an individual's susceptibility to disease. The Company's products use highly specialized genetic markers known as HLA (Human Leukocyte Antigen) to create a genetic map by looking at the surface of human cells to ascertain and profile the immune system of a patient. The Company's current products are subject to regulation by the FDA, and it has received 510(k) pre-market approvals for its serology-based typing trays.
See "BUSINESS - "Government Regulation."

         The Company's strategy is to continue to develop a family of diagnostic products to address the needs of the transplant and other markets requiring HLA technology. In addition, the Company intends to exploit its new AMPRO Technology. AMPRO Technology is a detection and measurement system that could allow a physician to diagnose and treat infectious disease in the physician's office during the patient visit. The Company plans to use this technology to develop new diagnostic products that may help physicians detect and treat infectious disease and monitor patient compliance with drug regimens within the hospital, clinic or office setting during patient visits. The Company plans to develop this broad product line by establishing relationships with collaborative partners.

         The Company has applied for and been granted patent protection for this new technology in the United States. There are currently two issued United States patents for this technology: Patent Numbers 5,573,914 and 5,723,297. The Company has also filed a divisional application covering nucleic acid-antibody constructs and their use in antigen detection, for which the claims have been allowed, but the patent has not yet issued.

Industry overview

         Overview of HLA Diagnostics Industry. The HLA diagnostics industry is comprised of the assays, reagents, equipment and supplies necessary to determine the compatibility between patients and donor organs. These tests are critical to determine whether a donor's organ or bone marrow transplant may be rejected by the recipient's immune system or may attack the recipient's immune system. In addition, the system is used for identity testing, family studies for disease association and cases of disputed parentage. The major portion of this industry is comprised of the assays and reagents used to activate them. Global manufacturers' revenue from the sale of these assays and reagents is estimated to be $90 million, with the U.S. representing approximately 65% of the market.

         The two major markets for transplant testing worldwide are (i) pre-transplant screening of potential donors, which consists of high volume testing to classify and record each potential donor's human leukocyte antigens associated with organ rejection and (ii) clinical testing at transplant centers to confirm donor/recipient compatibility and to diagnose and manage organ rejection and other health issues faced by transplant recipients.

         Currently there are approximately 80,000 transplant candidates registered on waiting lists in approximately 500 transplant centers throughout North America and Europe. At any given time, approximately 70% of these patients are waiting for kidney transplants. The others are waiting for liver, heart, heart-lung, bowel or pancreas transplants. In the United States alone, more than 4,000 people die each year waiting for a transplant. Each year, approximately 50,000 new patients receive donated organs. In order to prevent rejection of transplanted organs, recipients must begin a life-long regimen of immunosuppressive therapy immediately upon receiving a donated organ. They also begin an on-going program of assays to monitor for the formation of new antibodies which could indicate the beginning of graft rejection.

         A more recent addition to the transplant industry is bone marrow transplant procedures, which are used in cases of autoimmune disease, leukemia and certain cancers. Bone marrow transplants require physicians to manage not only the risk of donated bone marrow being rejected, but also the risk that donated bone marrow may attack the immune system of the recipient. Nearly 30,000 such transplants are performed annually in the U.S. alone. However, because the sensitivity requirements for matching are even more rigorous than for solid organs, a National Marrow Donor Program (NMDP) has been developed to build an extensive database of prospective donors. Each year NMDP registers between 200,000 and 250,000 new potential donors into the database. A similar program exists in Europe.

         Clinical Diagnostics Industry. The clinical diagnostics industry is composed of both the in vitro diagnostic (IVD) and the electromedical diagnostic markets; global revenues for these two sectors were $16 billion and $20 billion respectively in 1995. Each diagnostic sector utilizes a different diagnostic method. Electromedical diagnostic products include equipment, such as electro cardiograms, thermometers and X-rays. This equipment is typically manipulated directly by the physician or technician on the patient during a patient visit and requires physician or technician analysis of test results. By contrast, the IVD sector performs diagnostic procedures with patient blood and saliva by manual methods and is heavily dependent upon the use of laboratories and technicians to manipulate specimen preparation and develop reactions with a variety of reagents and measurement devices. Thus, while electromedical diagnostic products deliver quick test results, IVD diagnostic products are considered more labor intensive and normally deliver test results only after a patient has left the hospital, clinic, physician's office or laboratory. The Company's current products are used by laboratories in the IVD process.

         As diagnostic technology advances, there has been increasing automation in the IVD sector, and, as a result, there is now a similar emphasis on the use of diagnostic equipment within the IVD sector. As the technologies and methodologies employed by these two sectors converge and physicians begin to utilize diagnostic equipment more frequently, the industry has shifted its focus towards developing diagnostic technology for the emerging near-to-patient ("NTP") market. The Company anticipates developing its new AMPRO Technology into products useful in the NTP market.

         The NTP market is characterized by diagnostic technologies that allow physicians to take and analyze patient specimens of blood or saliva, detect the presence or absence of infectious disease, and prescribe appropriate drug regimens within the hospital, clinic or physician office setting during a patient visit, rather than in the laboratory. As described above, traditional diagnostic methodology with respect to infectious disease required that a medical laboratory or physician draw a patient specimen, and that the laboratory batch and test the specimen and generate a diagnostic report; this report was typically generated only after the patient departed from the physician's office or the laboratory. The NTP technology renders certain medical laboratory technology obsolete by bringing diagnostic tools closer to the patient, i.e., to the hospital, clinic or physician's office.

         The diagnostics industry traditionally marketed the bulk of IVD diagnostic products to laboratory directors. In the NTP market, laboratory directors are no longer considered the customer base; rather, those who request the diagnostic tests, physicians and patients, are the new customer base. This emerging customer base is comprised of physicians motivated to maintain control over their medical practices and discontinue outsourcing diagnostic functions, and patients demanding quick and accurate test results at a reduced cost. The NTP market is further fueled by pharmaceutical companies desiring to both increase their control of clinical practices and improve drug product cost effectiveness by forming collaborative relationships with companies developing NTP technology. As this new customer base flourishes, the diagnostics industry has been forced to review its current marketing strategy, shift its focus towards the new customer base and develop diagnostic products to be marketed to the IVD and electromedical sectors and the NTP market.

The Company's Current Technology

         Gen Trak, Inc. (the "Company") is engaged in the manufacture and sale of health care test kits for cellular diagnostics, paternity and genetic testing. The Company's test kits use highly specialized genetic markers known as HLA (Human Leukocyte Antigen) antigens that are used to create a genetic map by looking at the surface of human cells to ascertain the immune system profile of a patient. HLA genetic mapping is accomplished using an array of screening and confirmation measurement procedures, employing both serological and molecular
(DNA) technologies.

         The Company manufactures and markets a complete line of ready-to-use serology-based typing products, and is in the process of adding a full molecular
(DNA) based typing product line and cell separation/cell preparation products to its product line.

         Organ Transplantation. Organ transplantation can save or improve the lives of patients with organ failures for whom there are few alternative treatments. Transplantation involves surgically replacing the failed organ of a transplant recipient with a viable organ from a donor. Because the success of a transplant depends on the degree of compatibility between the organ donor and the recipient, a typical transplant candidate must wait on a national computerized waiting list until a compatible organ can be found. HLA testing is used in the transplant market to match potential bone marrow and organ donors to recipients. Transplantation fails when the recipient's immune system does not recognize the donated bone marrow or organ and rejects it. The immune system recognizes HLA proteins on the surface of cells as part of its defense mechanism. These HLA protein differences can be tested to see whether the donor matches the recipient. Currently, there are approximately 80,000 transplant candidates registered on waiting lists in approximately 500 transplant centers throughout North America and Europe. At any given time, approximately 70% of these patients are waiting for kidney transplants. The other patients are waiting for liver, heart, heart-lung, bowel or pancreas transplants. Each year approximately 50,000 new patients receive donated organs. In order to prevent rejection of implanted organs, recipients must begin a life-long regimen of immunosuppressive therapy immediately upon receiving a donated organ. There are more than 200,000 patients in North America and Europe that need daily immunosuppressive therapy to prevent organ rejection and organ loss.

         In addition to being a life-saving and life-enhancing procedure, transplantation can be cost-effective as well. For example, the cost over a 10-year period of a kidney transplant is generally less than the cost of dialysis. However, transplantation is still very costly, due in substantial part to the costs of lifetime immunosuppressive therapy and associated side effects as well as the costs of treating rejection and infection episodes. Use of HLA testing may result in substantial cost savings to hospitals and insurance plans by increasing the chance of a proper transplant match and therefore reducing the probability of the need for additional transplants or expensive drug therapies to prevent rejection.

         The Transplant Immune System Response. The immune system functions to defend the body from invading microorganisms or other foreign matter, including donor organs or bone marrow. When the body is invaded by foreign matter, the humoral (B-cell) and cell-mediated (T-cell) components of the immune system interact and generate antibodies that provide a coordinated immune response to identify, target and eliminate the foreign matter. In the case of transplantation, antibodies recognize and attack the donor organ or bone marrow as a pathogen, thereby resulting in organ rejection. More specifically, the immune system of the transplant recipient identifies antigens (HLA molecules) present on the surface of the white blood cells contained in the donor organ or bone marrow, recognizing them as pathogens that must be destroyed.

         The immune response to the transplanted organ or bone marrow is largely dependent upon the degree of compatibility between the transplant recipient and donor antigens. Antigen compatibility can be determined by examination and comparison of genetic markers contained in the antigens of both the transplant recipient and donor. It is extremely difficult to get a perfect antigen match except in identical twins and rejection episodes occur frequently. Current therapies used to reduce the occurrence of rejection episodes involve the chronic use of immunosuppressants that impair the entire immune system of the transplant recipient. Even with the use of immunosuppressants, organ or bone marrow rejection occurs quite frequently, and the chronic use of these drugs can lead to serious side effects, including life-threatening infections, kidney or liver toxicity and cancers. To increase the likelihood of successful organ or bone marrow transplantation, it is critical to conduct accurate genetic testing and create an antigen profile of the potential transplant recipient and donor prior to transplantation to confirm antigen compatibility.

         It is also necessary to continuously monitor transplant patients for newly-formed antibodies that make attack donor antigens and cause organ or bone marrow rejection. Humans continuously generate new antibodies as their immune systems are confronted by new microorganisms. This may prove particularly problematic when a patient is awaiting transplantation, and the success of the transplantation procedure is dependent upon confirmation of antigen compatibility. It is necessary to continuously monitor patients for newly-formed antibodies as they wait for identification and availability of an organ or bone marrow match to predict the patient's immune system response to that donated organ or bone marrow. It is also important to monitor the antibody status of patients who have already undergone transplantation to ensure that the patient has not generated antibodies that will attack the donor's antigens and force rejection of the new organ or bone marrow.

         The Company manufactures and sells antibody screening trays primarily used to determine the antigen compatibility of a potential transplant recipient and donor, and to monitor the antibody status of potential transplant recipients and those persons who have already undergone transplantation. The Company's antibody screening trays are also used to determine the antigen profiles of patients who will undergo blood transfusions to confirm that they do not harbor antibodies that will reject new blood, and to conduct genetic studies with respect to diseases that destroy the immune system.

         Serology-based typing products. Serology-based genetic or antigen typing involves the use of antibodies (anti-sera) derived from human blood to create a fundamental genetic map, or phenotype, of the antigens present on the surface of immune response cells (white blood cells or lymphocytes) of a potential transplant recipient and donor. The Company sells a broad line of serology-based genetic typing trays. Laboratories equipped to conduct HLA testing use these trays to conduct initial screening and then confirmation of a patient's antigen profile. The phenotype is developed by using the trays in sequence, with each successive tray providing an ever-deepening degree of definition of the patient's genetic markers; thus, multiple trays are required to accurately develop an antigen profile. A similar process is followed with each potential organ transplant donor and/or donor organ. The phenotypes are then used by laboratories to identify matching candidates for organ transplantation or bone marrow donation.

         More specifically, each serology-based genetic typing tray contains anti-sera placed in small quantities (approximately one microliter) in separate wells, each tray holding from 60 to 72 different antibodies. To create a phenotype, a small sample of a patient's blood is drawn and sent to an HLA laboratory. An HLA laboratory technician extracts white blood cells from the patient's blood sample, and places the cells in each well. A catalyst is then added to this mixture, and the reaction created by the interaction of the individual's blood and the anti-sera already contained in the wells is then analyzed by the technician to determine the phenotype of the individual.

         Molecular-based typing products. Molecular-based typing trays are used when further confirmation of a patient's antigen profile is necessary. While serology-based genetic typing involves the examination of antigens present on the surface of white blood cells to confirm the genetic profile of a patient, molecular genetic typing trays involve the examination of DNA or genes found within white blood cells to further confirm the presence of genetic markers and resolve ambiguities in phenotyping left by serology-based typing procedures.

         Each of the Company's molecular-based typing trays is made of plastic, with a varying number of wells based upon the technician's needs. The HLA laboratory technician first extracts DNA from white blood cells found in a sample of a patient's blood and places a portion of the DNA sample in each of the wells. The wells are preloaded with, among other materials, a DNA control and an agent that causes the patient's DNA sample to rapidly multiply. The HLA laboratory technician compares the patient's DNA sample to the DNA control to confirm the patient's genetic profile.

         The DNA sample is analyzed using either ELISA (enzyme-linked immunosorbent assay) formats or Sequence-Specific Primers (SSP). The Company manufactures a tray compatible with the ELISA (SSO) format under the CQuentials brand name. However, since the majority of HLA laboratories prefer the economics and lot sizes attendant with the SSP format, the Company has outsourced the manufacturing of an SSP product line and launched the line this year under the GenYsys name. The Company markets the SSP line in conjunction with and to complement its serology line of products. The Company is also re-examining and refining ways to exploit its SSO technology. As described in more detail above, the serology line is used to determine an individual's broad phenotype while the more defined DNA molecular tests are used for confirmation of genetic markers and resolution of ambiguities in phenotyping.

         Cell separation/preparation products. White cells carrying HLA antigens must first be separated from whole blood before the phenotyping process can begin. The Company is developing magnetic beads that would allow for a quicker separation process. These magnetic beads consist of paramagnetic polystyrene particles coated with certain antibodies on the surface. These magnetic beads would be used to isolate Class I and II white blood cells. The monoclonal antibody is specific for Class I or Class II cells, and the magnetic property of the beads allows harvest of the cells, while unwanted components are washed away.

         Use of these magnetic beads is a fairly recent innovation over older, more tedious separation techniques, particularly with respect to Class II white blood cells. Many HLA labs, however, continue to use the older separation techniques due to perceived cost savings. The Company believes, however, that there is significant opportunity to further its strategic approach to the market by having magnetic beads in its line, and expects to be able to offer this product by the end of the year. The use of magnetic beads can increase the productivity of HLA laboratories not currently using beads to perform this procedure. The Company believes that the increased productivity and reduction in overall costs associated with the use of magnetic beads will help laboratories meet the needs of their customers, and create a demand for the Company's product.

         The HLA Diagnostic Market. The Company believes that the annual HLA diagnostics market place is approximately $90 million, with the U.S. representing approximately 65% of the market. Most HLA testing currently involves serum-based typing. In the 1990s, the market made a strong move to replace the antibody-based testing (serotyping) with gene-based testing (genotyping). This strategy fell short of expectations due to the higher cost of gene-based testing, and a certain degree of imprecision associated with molecular-based testing. Serotyping is now used to determine an individual's broad phenotype, while in-depth definition is provided by molecular based typing. Approximately 75% of the market is in serotyping and 25% is in molecular-based typing.

         Commercial suppliers like the Company represent about 70% of the HLA testing product market, and approximately 30% of the market is represented by individual testing laboratories that make their own HLA tests. The Company believes that there are growth opportunities in the U.S. and European markets. Despite some cultural biases against transplants in some Asian continent and

Pacific Rim countries, the Company believes these markets have not been fully penetrated and should experience some growth.

         The Company distributes its products worldwide with approximately 80% in the U.S. In the U.S., the Company uses a small direct sales organization to target high-volume transplant hospitals. International markets are addressed using in-country distributors with healthcare market experience and contacts necessary to participate in their respective healthcare systems.

Development of AMPRO Technology

         In addition to its core business, the Company is seeking partners to develop a detection and measurement system that could allow a physician to diagnose infectious disease in the physician's office during the patient visit. When the human body is invaded by infectious or viral microorganisms, the immune system is triggered to generate antibodies to combat the infection. Each virus or infection triggers the generation of a unique set of antibodies. To diagnose infectious disease, the physician or laboratory technician seeks to confirm the presence or absence of these unique antibodies in a sample of a patient's blood or saliva. The Company's new technology (the "AMPRO Technology") may simplify the analysis of patient blood or saliva samples by amplifying or increasing the signal associated with the unique antibodies and thereby allowing the laboratory technician or physician to more quickly and easily identify the infectious agent and diagnose and treat the illness.

         It is expected that a sample of a patient's saliva or blood could be placed on a miniaturized "chip." Within this chip, an oligonucleotide sequence is then bound to the nucleic acid sequence to be detected or, through a connector molecule, to an antibody to be detected, and that oligonucleotide is used to form a double-stranded nucleic acid sequence which is used to synthesize relatively large quantities of RNA transcripts. These results are then analyzed by a physician to determine the presence or absence of infectious agents, make a diagnosis and prescribe a drug regimen. The Company anticipates that the chip will contain a menu of infectious diseases that will consist of a series of antibodies to discriminate between bacterial, viral or fungal infections accompanied by a disk that will detect infectious agents relating to pulmonary, gastrointestinal, blood and sexually transmitted diseases. This menu will be tailored to various medical specialties; thus, for example, chips manufactured for oncologists will contain a menu of hematological or solid state cancer antibodies that could confirm the organs affected or the cell types involved. With respect to cancer, the Company's new technology could identify the organ in which the tumor originated, but more sophisticated testing is necessary to ascertain the extent to which the cancer cells have spread throughout the body.

         The Company is currently pursuing potential development partners to reduce this technology to practice. The Company expects that AMPRO Technology could reduce costs and produce accurate and quantifiable results by isolating patient samples immediately after initial capture, utilizing pure and uncontaminated reagents in amplification, detecting as few as ten molecules in a sample, and applying a background reduction technique with respect to several analytes to reduce interference. The Company anticipates that AMPRO Technology will allow physicians to identify infectious agents, detect metabolic imbalances and diagnose auto-immune disorders and drug resistant mutations of disease, and monitor the progress of drug performance and patient compliance with drug therapy within the physician's office. The new technology is expected to offer greater specificity, simplicity and speed than other currently available target and signal amplification techniques.

Commercialization Strategy

         The Company evaluates on an ongoing basis potential collaborative relationships with corporate and other partners where such relationships may complement and expand the Company's research, development, sales and marketing capabilities. The Company's business strategy includes the formation of marketing alliances to market the Company's products. The Company also plans to maintain a long-term contract manufacturing agreement for its product supply with SFP Research Inc., and possibly enter into other contract manufacturing agreements as it nears completion of its development of other product candidates. There can be no assurance that the Company will be interested in or able to negotiate any additional collaborative arrangements or contract manufacturing agreements, or that, if established, such relationships and agreements will be successful.

         Marketing. The Company currently retains all commercial rights to its products and distributes its products worldwide. In the United States, the Company uses a small direct sales organization to target high-volume transplant hospitals. International markets are addressed using in-country distributors with healthcare market experiences and contacts necessary to participate in their respective health systems.

         The Company's marketing strategy for AMPRO Technology will include dividing the pertinent diagnostic market into the users of technology defined diagnostic menus, such as chemistry, microbiology, immunology and cytology, and the users of individual medically defined menus, such as hematology, respiratory infections, STDs, gastrointestinal infections, diseases of aging, genetics and cancer. The Company's marketing efforts for this technology will focus on obtaining marketing partners with market presence in various testing areas.

         Manufacturing. Historically, the Company's manufacturing for serology products was carried out in its Plymouth Meeting, Pennsylvania facility. In September, 1998, the Company entered into an exclusive contract manufacturing agreement with SFP Research Inc. of Liberty, North Carolina for its serology-based products. The SSP molecular products are outsourced to BioSynthesis, Inc. of Lewisville, Texas. The Company's Magnetic Bead cell separation product line also will be outsourced. The agreement with SFP will provide opportunities to broaden access to unique raw materials (immunogenetic products and reagents), reduce costs and enhance product development efforts. The raw materials required for the majority of the Company's products and product candidates are currently available from several suppliers in quantities sufficient to conduct the Company's research, development and clinical development activities.

Unless the Company markets new products in conjunction with development partners, the Company will likely be required to enter into third-party contracts for the manufacture of any new products. The Company is now dependent on and will depend upon third-parties to perform their obligations effectively and on a timely basis. There can be no assurance that such parties will perform and any such failure may delay clinical development or submission of products for regulatory approval, or otherwise impair the Company's competitive position which could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations. In addition, the manufacturing of product candidates involves a number of technical steps and requires meeting stringent quality control specifications imposed by government regulatory bodies and by the Company itself. Additionally, such products can only be manufactured in facilities approved by the applicable regulatory authorities. Because of these and other factors, the Company may not be able to quickly and efficiently replace its manufacturing capacity in the event that its manufacturers are unable to manufacture their products at one or more of their facilities.

Competition

         The principal market sectors in which the Company's products and services will compete are very broad and competitive, and the Company is in direct competition with many companies having far greater financial and other resources. Among the Company's major competitors are One Lambda, Inc., PelFreez, Inc., Dynal, Inc., BioTest Diagnostics Corp., Murex Diagnostics, Inc. and Sangstadt Medical Corp. Of the competitiors listed, all are privately-held with the exception of Sangstadt Medical Corp. Further, Murex Diagnostics, Inc. became a subsidiary of Abbott Laboratories in March, 1998.

Government Regulation

         The Company's research and development activities, preclinical studies and clinical trials, and ultimately the manufacturing, marketing and labeling of its products, are subject to extensive regulation by the FDA and other regulatory authorities of the United States and other countries. The United States Federal Food, Drug and Cosmetic Act (the "Act") and the regulations promulgated under the Act and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising, promotion, import and export of the Company's products. Preclinical study and clinical trial requirements and the regulatory approval process typically take years and require the expenditure of substantial resources. Additional government regulation may be established that could prevent or delay regulatory approval of the Company's product candidates. Delays or rejections in obtaining regulatory approvals would adversely affect the Company's ability to receive product revenues or royalties. If regulatory approval of a product candidate is granted, the approval may include significant limitations on the indicated uses for which the product may be marketed.

         FDA and other regulatory authorities require that the safety and efficacy of certain of the Company's product candidates be supported through adequate and well-controlled clinical trials. If the results of pivotal clinical trials do not establish the safety and efficacy of the Company's produce candidates to the satisfaction of FDA and other regulatory authorities, the Company will not receive the approvals necessary to market its product candidates, which would have a material adverse effect on the Company.

         The Company has received 510(k) pre-market approvals, as described more fully below, for its serology-based and molecular-based typing products. All products manufactured or outsourced by the Company for use in HLA laboratories are subject to FDA Good Manufacturing Practices (GMP), which set forth and prescribe the use of manufacturing Standard Operating Procedures, lot controls and quality control/quality assurance procedures. On July 2, 1998, the United States Department of Health and Human Services issued a renewal Certificate to Foreign Government that allows the Company to export certain of its serology and DNA products to foreign countries. Pursuant to the Certificate to Foreign Government, the FDA certified that the Company manufacturers various serology and DNA products, that these products may be freely marketed in the United States, and that the Company's manufacturing plant that produces these products is subject to periodic inspections and that such inspections showed that, at the time the Certificate was issued, the Company was in compliance with then current GMPs as required by the Federal Food, Drug and Cosmetic Act. The Company is also subject to various federal, state and local laws and regulations relating to safe working conditions, and the use and disposal of hazardous or potentially hazardous substances used in connection with manufacturing and research and development.

         FDA Regulation -- Approval of Diagnostic and Monitoring Products. The Company's diagnostic and monitoring products and product candidates are regulated as medical devices by the FDA and as such require regulatory clearance prior to commercial distribution. New medical devices are generally introduced to the market based on a pre-market notification or "510(k)"submission to the FDA in which the sponsor establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or to a Class III medical device for which the FDA has not required pre-market approval. The claim of substantial equivalence will generally have to be supported by various types of data and materials including, in some instances, preclinical and/or clinical test results.

         Following submission of the 510(k), the sponsor may not place the device into U.S. commercial distribution until a substantial equivalence order is issued by the FDA. The order may be sent within 90 days of submission but could take significantly longer. The order may declare the FDA's determination that the device is "substantially equivalent" to another legally marketed device and allow the proposed device to be marketed in the United States. The FDA may, however, determine that the proposed device is not substantially equivalent, or may require further information, such as additional test data, before the FDA is able to make a determination regarding substantial equivalence. Such determination or request for additional information could delay the Company's market introduction of its products and product candidates by several quarters or more and could have a material adverse effect on the Company's business, financial condition and results of operations. There is no assurance that a 510(k) marketing clearance will be granted for these products or product candidates. Additional regulatory barriers may be encountered by not meeting performance requirements of the American Society of Histocompatability and Immunogenetics ("ASHI") and the labeling requirements of Clinical Laboratory Improvements Amendment ("CLIA").

         If the sponsor of a 510(k) cannot obtain an FDA order declaring substantial equivalence, the sponsor will have to submit a pre-market approval application ("PMA"). A PMA will generally have to be supported by extensive data, including preclinical and clinical trial data, to prove the safety and efficacy of the device. Although, by statute, the FDA has 180 days to review a PMA once it has been accepted for filing, PMA reviews more often involve a significantly longer time period, usually 12 to 24 months or longer from the date of filing. There can also be no assurance that the data collected by the sponsor would support a PMA marketing approval.

         The sponsor may be required to obtain an Investigational Device Exemption ("IDE") before it commences clinical testing to support a 510(k) submission or PMA. Each clinical trial must be approved and conducted under the auspices of an IRB and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution conducting the clinical trials. For some products, the sponsor must also submit the protocol to the FDA. The sponsor of the IDE may be able to distribute limited amounts of these products for research use only if certain FDA requirements are met. Some of these requirements may also apply to distribution for clinical investigational use only. The FDA monitors and oversees the use and distribution of all "research use only" and "investigational use only" devices. There can be no assurances that the FDA will determine that the Company's product candidates are substantially equivalent to other legally marketed devices. The FDA may require the submission of a PMA, which would delay the Company's market introduction of its products and could have a material adverse effect on the Company's business, financial condition and results of operations. The testing and approval process will require substantial time and effort, and there can be no assurance that any approval will be granted for any product or product candidate, or that approval will be granted according to any schedule. The FDA may refuse to approve a PMA if its believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy of the device. Moreover, if the PMA is approved, the approval will be limited to specific indications or uses. There can be no assurance that any of the Company's product candidates will receive regulatory approvals for commercial distribution, or if approved that approval will be for the indications requested by the Company.

         Prior to any approval of the Company's products for marketing, all manufacturing facilities must pass the FDA preapproval inspections.

         FDA Regulation - Post-Approval Requirements. Even if regulatory approvals for the Company's product candidates are obtained, the Company, its products and the facilities manufacturing the Company's products are subject to continual review and periodic inspection. Each U.S. device manufacturing establishment must be registered with the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with the FDA's GMP regulations. To supply device products for use in the United States, foreign manufacturing establishments must comply with the FDA's GMP regulations and are subject to period inspection by the FDA or by regulatory authorities in those countries under reciprocal agreements with the FDA. In complying with GMP regulations, manufacturers must expend funds, time and effort in the area of product and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards and manufacturing.

         Labeling and promotional activities are regulated by the FDA and, in certain instances, by the Federal Trade Commission. The Company must also report certain adverse events involving its drugs and devices to the agency under regulations issued by the FDA. The FDA can impose other post-marketing controls on the Company and its products, and has expanded authority in this regard for certain products, such as devices approved under PMAs.

         Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant approvals, pre-market clearance or pre-market approval, withdrawal of approvals and criminal prosecution of the Company and its employees.

Environmental Regulation

         The Company's activities and products are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens, and wastes. Although the Company believes that it has complied with these laws, regulations and policies in all material respects and has not been required to take any action to correct any noncompliance, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. The Company's research and development involves the controlled use of hazardous materials, including certain hazardous chemicals and infectious biological specimens. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

Patents and Proprietary Technology

         The Company's ability to profitably commercialize its product candidates will depend, in part, upon its ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing upon the proprietary rights of third parties. The Company has been granted three patents and one Divisional Application that has been approved but not issued as follows:


          Patent No.                   Issued                        Name
          ----------                   ------                        ----

a.        5,573,914                    11/12/96                      DNA/RNA target and signal Amplification

b.        5,645,990                    07/08/97                      Identification  and  Paternity  Determination  by
                                                                     Detecting   Presence   or  Absence  of   Multiple
                                                                     Nucleic Acid Sequences

c.        5,723,297                    03/03/98                      Process  for  Determining  an  Antibody  Using  a
                                                                     Nucleic Acid Amplification Probe

          Divisional Application

d.        08/654,243                                                 Nucleic  Acid-Antibody  Constructs  and Their Use
                                                                     in Antigen Detection

         Until the Company's AMPRO Technology has been fully developed, there can be no assurance that the Company can manufacture, or have manufactured, formulate or commercialize its AMPRO Technology product without infringing patent or other proprietary rights of third parties.

         Patent applications in the United States are maintained in secrecy until patents issue. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Company cannot be certain that it was the first to discover technology covered by its pending patent application or the first to file a patent application on such technology. There can be no assurance that the Company's pending patent application will result in an issued patent or that any of its issued patents will afford protection against a competitor.

         There can be no assurance that any patent issued to, or licensed by, the Company will provide protection that has commercial significance. The Company's patent involve specific claims and thus does not provide broad coverage. There can be no assurance that the Company's patent applications or any claims of these patent applications will be allowed, valid or enforceable, that any patents or any claims of these patents will provide the Company with competitive advantages for its products or that they will not be successfully challenged or circumvented by the Company's competitors.

         The Company also relies on trade secrets and proprietary know-how which its seeks to protect, in part, by confidentiality agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or independently developed by competitors. The Company intends to register the names of most of its products under development or commercialized for research and development use. However, there can be no assurance that any trademark registration will be granted or not challenged by competitors.

Employees

         As of October 1, 1998, the Company has twelve full-time employees and three part-time employees. Of these, five are employed in executive and administrative positions, four are employed in marketing and sales and six are employed in manufacturing.
The Company intends to reduce its manufacturing staff in the beginning of 1999.

Facilities

         The Company headquarters are located in Plymouth Meeting, Pennsylvania. Floor space in Pennsylvania is approximately 12,832 square feet, including offices, manufacturing space, storage areas and laboratories. The Plymouth Meeting facility serves as the principal site for process development, quality assurance and control, and regulatory affairs. The lease for this building space expires on March 1, 2000 and may be renewed for subsequent years. Since the Company has out-sourced its manufacturing, the Company intends to reduce costs by either subletting the manufacturing space at the current facility or subletting the entire facility and moving to more appropriate space. The Company does not anticipate any difficulty in finding appropriate space now or as it expands.

Additional Information about the Company

         The Company has filed a Registration Statement under the Securities Act of 1933, as amended, with respect to the securities offered by this Prospectus, with the United States Securities and Exchange Commission (SEC), 450 Fifth Street, N.W., Washington, D.C. 20549. This Prospectus, which is a part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement.

         After the Effective Date, the Company is required to file periodic reports with the Securities and Exchange Commission. Copies of materials filed by the Company with the SEC may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC maintains an Internet Site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet Site is http://www.sec.gov. The Company expects to file its required reports and other information electronically with the SEC.

         After the completion of this Offering, the Company will provide its stockholders with annual reports containing financial statements audited and reported on by independent auditors and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year. Stockholders can obtain the most recent copies of these reports by sending a written request to the Company's shareholder relations officer at the Company's principal executive offices located at 5100 Campus Drive, Plymouth Meeting, Pennsylvania 19462.

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth the names and positions of the Directors, Executive Officers and key employees of the Company:

                    Name                           Age                                Position
                    ----                           ---                                --------

Arthur V. Boyce, Jr.                                50       President, Chief Executive Officer and Director
George L. Bird, Jr.                                 68       Chairman of the Board of Directors, Acting Secretary and
                                                             Director
Harry A. Arena                                      49       Treasurer and Director
Gerald Hamburg                                      62       Director
Donald O. Nichols                                   43       Vice President and Controller
Patricia C. McGrath                                 48       Director of Marketing ad Technical Services

         All Directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers of the Company are appointed by and serve at the discretion of the Board of Directors. The Company has agreed with the Underwriter that, for at least three years after the date of this Prospectus, the Company's Board will consist of at least five (5) directors, at least two (2) of whom shall be "independent." The Underwriter will also be entitled to have an observer at all Board meetings.

         The following sets forth biographical information concerning the Company's Directors and Executive Officers for at least the past five years. The President, Controller and Director of Marketing are full time employees of the
Company:

         Arthur V. Boyce, Jr. has served as President, Chief Executive Officer and director of the Company since December, 1996. Previously, he was Vice President of Marketing and Sales for ActiMed Laboratories, Inc. in Burlington, New Jersey. ActiMed is a privately held start-up medical products company with venture capital backing. Prior to that, Mr. Boyce was Vice President of Marketing for Kendall-Futuro Company in Cincinnati, Ohio, a consumer home health care product manufacturing and marketing company owned by Colgate Palmolive. Mr. Boyce earned a Bachelor of Arts from the University of Connecticut in 1970.

         George L. Bird, Jr. has served as Chairman of the Board and director since November, 1986. He has served as Acting Secretary since December, 1996. Previously, he was Chief Executive Officer from November, 1986 until July, 1992 and President from November, 1986 until June, 1990. He has been actively involved in the AMPRO project from 1992 through the present. Prior to the founding of the Company, he was a division president at Smith Kline Beacham Corporation. Mr. Bird earned a Bachelor of Science in Electrical Engineering from the Milwaukee School of Engineering in 1957.

         Harry A. Arena has served as Treasurer and director since November, 1986. He is currently the Managing Partner of Arena, Snyder, Rothschild and Theis, an accounting and financial consulting firm in Exton, Pennsylvania. Mr. Arena earned a Bachelor of Arts from Holy Cross College in 1971 and an MBA from Stanford University Graduate School of Business in 1974.

         Gerald Hamburg has served as director since March, 1992. He is currently the Senior Attorney of Hamburg, Rubin, Mullin, Maxwell & Lupin, a law firm in Lansdale, Pennsylvania. Mr. Hamburg earned a Bachelor of Science from the Wharton School of the University of Pennsylvania in 1957 and his J.D. from Stanford University Law School in 1960.

         Donald O. Nichols has been Controller of the Company since June, 1997 and Vice President since September, 1998. Previously, he was Controller of MEECO, Inc., a privately held instrument manufacturer in Warrington, Pennsylvania from February 1995 to June 1997. Prior to that, he was the Accounting Manager for Phoenix Technologies, Inc. a privately held multi-subsidiary manufacturing, sales and service company in Valley Forge, Pennsylvania. Mr. Nichols is a CPA and earned a Bachelor of Arts from Glassboro State College in 1978.

         Patricia C. McGrath has been with the Company since November, 1990 and has served as HLA Product manager, Director of Marketing and Technical Services and Director of DNA Operations prior to her current position as Director of Marketing and Technical Services with the Company. Ms. McGrath earned an AAS from Maria College in 1965 and a Bachelors of Arts in Biology from the College of Saint Rose in 1972.

Limited Liability and Indemnification of Directors

         In accordance with the Pennsylvania Business Corporation Act, the Company has included a provision in its By-Laws to limit the personal liability of its directors for violations of their fiduciary duty. The provision eliminates directors liability to the Company or its stockholders for monetary damages, except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or
(iv) for any transaction from which a director derived an improper personal benefit.

         Additionally, in accordance with the Pennsylvania Business Corporation Act, the Company's By-Laws indemnify its directors against liability which they may incur in their capacity as a director against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with threatened, pending or completed civil, criminal, administrative, or investigative proceedings by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Company if such director acted in good faith and in a manner reasonably believed to be in the best interests of the Company.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                             EXECUTIVE COMPENSATION


Compensation of Executive Officers and Consultants

         The following table sets forth all compensation paid or accrued by the Company for services of George L. Bird, Jr., the Company's Chairman of the Board, Arthur V. Boyce, Jr., the Company's President and Chief Executive Officer, and Donald O. Nichols, the Company's Vice President and Controller for the fiscal year ended December 31, 1997. Mr. Nichols began his employment with the Company in June, 1997, and the table presents his actual compensation for the portion of the year for which he was with the Company.


                           Summary Compensation Table


                                            Annual Compensation                     Long Term Compensation
                                            -------------------           -----------------------------------------------
                                                                                  Awards                Payouts
                                                                          ----------------------   ----------------------
                                                                          Restricted   Securities
                                                           Other Annual     Stock     Underlying    LTIP      All Other
   Name and Principal                                      Compensation    Award(s)    Options/    Payouts   Compensation
        Position            Year   Salary ($)  Bonus ($)       ($)           ($)       SARS (#)      ($)        ($)
   ------------------       ----   ----------  ---------   ------------    --------    ----------   ------   -------------
George L. Bird, Jr.
Chairman of the Board       1997      (1)         -0-          -0-           -0-         -0-        -0-        -0-

Arthur Boyce, Jr.
 President and CEO          1997    $130,000      -0-          -0-           -0-         -0-        -0-        -0-

Donald O. Nichols,
Vice President and
Controller                  1997    $ 33,758      -0-          -0-           -0-         -0-        -0-        -0-


(1) Mr. Bird receives a $2,000 monthly consulting fee from the Company. In 1997 and in 1998 through the date of this Prospectus, the fee was not paid but was accrued. On the date of this Prospectus approximately $60,000 was owed to Mr. Bird for consulting fees.

Compensation of Directors

         Directors are reimbursed for expenses incurred in connection with each board meeting attended.

Employment Arrangements

         The Company entered into an employment agreement with Arthur V. Boyce, Jr., its President and Chief Executive Officer, on November 26, 1996. The Agreement originally provided that Mr. Boyce would receive initial base compensation of $130,000, to be reviewed annually by the Board of Directors which may make appropriate adjustments. Mr. Boyce was entitled to a first year bonus in the amount of up to 30% of his base compensation if certain performance milestones were achieved. These milestones were not achieved in 1997. Under an addendum to Mr. Boyce's Employment Agreement, his salary was increased to $166,000 as of January 1, 1998 of which $24,000 may be deferred (and has been deferred through the date of this Prospectus). These amounts may be deferred until the earlier of (1) December 31, 1999, (2) Mr. Boyce's termination of employment with the Company for any reason, (3) the Company becoming "public." The Company intends to pay Mr. Boyce all deferred salary upon closing of this Offering.

         The addendum also provides that Mr. Boyce will be entitled to a success fee in the event that Mr. Boyce, during the term of his employment or for 18 months after the term of his employment, introduces the Company or its stockholders to any entity which acquires all or a material part of the Company's assets or more than 50% of the Company's stock, or whose assets or stock the Company acquires. The success fee will be equal to a percentage of the consideration paid in the transaction. Each member of the Company's Board of Directors has a similar right to a success fee in connection with introductions made by him.

1998 Stock Option Plan

         On September 30, 1998, the Company's Board of Directors approved the 1998 Stock Option Plan (the "Plan"), and reserved 100,000 shares of Common Stock for issuance upon exercise of options granted under the Plan. In the fourth quarter of 1998, the Board issued options for a total of 70,000 shares to ten people. This total included options for 10,000 shares issued to Mr. Nichols, the Company's Vice President and Controller. The exercise price of these options is $3.00 per share.

         The purposes of the Plan are to provide incentives and rewards to those employees who are in a position to contribute to the long-term growth and profitability of the Company; to assist the Company to attract, retain and motivate personnel with experience and ability; and to make the Company's compensation program more competitive with those of other employers. The Company anticipates it will benefit from the added interest which such personnel will have in the success of the Company as a result of their proprietary interest.

         The Plan presently is administered by the Board of Directors, but the Board may establish a Stock Option Committee (the "Committee"), which consists of at least two directors, to administer the Plan. References to the "Committee" herein include the Board of Directors so long as it continues to administer the Plan directly.

         The Committee is authorized to select from among eligible employees, directors, advisors and consultants those individuals to whom options are to be granted and to determine the number of shares to be subject to, and the terms and conditions of, the options. The Committee also is authorized to prescribe, amend and rescind terms relating to options granted under the Plan and the interpretation of options. Generally, the interpretation and construction of any provision of the Plan or any options granted thereunder is within the discretion of the Committee.

         The Plan provides that options may or may not be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code ("ISOs"). Only employees of the Company are eligible to receive ISOs, while employees and non-employee directors, advisors and consultants are eligible to receive options which are not ISOs, i.e. "Non-Qualified Options." The options granted by the Board in connection with its adoption of the Plan are Non-Qualified Options.

         ISOs granted under the Plan are intended to qualify as "incentive stock options" under Section 422 of the Code. The acquisition of shares upon exercise of an ISO will not result in recognition of income at the time. However, the excess of the fair market value of the shares acquired over the exercise price will constitute an item of tax preference, to be included in the optionee's computation of his "alternative minimum tax" for federal income tax purposes. If the optionee does not dispose of the shares issued to him upon the exercise of an ISO within one year of such issuance or within two years from the date of the grant of the ISO, whichever is later, any gain or loss realized by the optionee on a later sale or exchange of such shares generally will be a long-term capital gain or long-term capital loss. If the optionee sells the shares during such period, the optionee will recognize ordinary income for the year in which disposition occurs equal to the amount, if any, by which the lesser of the fair market value of such shares on the date of exercise of such ISO or the amount realized from such sale exceeded the amount paid for such shares.

         The terms of options granted under the Plan are determined by the Committee at the time the option is granted. Each option will be evidenced by a written option document, which, together with the provisions of the Plan itself determines such terms as: when options under the Plan become exercisable; the exercise price of options granted under the Plan, which may not be less than 100% of the fair market value of the Common Stock on the date of the grant in the case of ISOs (110% in the case of optionees who own 10% or more of the Company's Common Stock on the date of grant); the term of the option; vesting provisions; and special termination provisions.

         An option is not transferable by the optionee, other than by will or the laws of descent and distribution, and is exercisable only by the optionee during his lifetime or, in the event of his death, by a person who acquires the right to exercise the option by bequest or inheritance or by reason of the optionee's death.

         Generally, an optionee receiving an option will not have taxable income upon the grant of the option. In the case of Non-Qualified Options, the optionee will recognize ordinary income upon exercise of the Non-Qualified Option in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise. When the shares are sold, the grantee will generally recognize capital gain or loss equal to the difference between (i) the selling price of the shares, and (ii) the sum of the option price and the amount included in his income when the option is exercised.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth as of the date of this Prospectus certain information regarding the current beneficial ownership of shares of the Company's Common Stock, and as adjusted to reflect the sale of the Common Stock offered hereby (including the Underwriter's over-allotment option), and to reflect the issuance of 115,000 shares to the holders of the Company's Private Placement Notes, by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, and (iii) each current officer of the Company (iv) all directors and officers as a group.

             Name and Address of               Beneficial Ownership                        Beneficial Ownership
              Beneficial Owner                  Before Offering(1)                          After Offering
              ----------------                  ------------------                          --------------
                                                                                               Ownership
                                                                                           Assuming the Sale
                                                                                             of All Shares
                                                                                             -------------
                                         Number of Shares      Percent      No. of
                                               (1)             Of Class     Shares(1)         Percentage
                                         ----------------      --------     ---------         ----------



       (i)  Directors and
            Executive Officers

       George L. Bird, Jr.
       13 Crestview Road
       Phoenixville, PA 19460              174,482            13.42%       174,482            6.00%

       Arthur V. Boyce, Jr. (2)
       1763 Ashbourne Drive
       Yardley, PA 19067                   122,987             9.46%       122,987            4.23%

       Harry A. Arena
       1 Jorrocks Lane
       Malvern, PA 19355                   105,641             8.13%       105,641            3.63%

       Deborah M. Hamburg Irrevocable
       Trust III (3)
       204 Wood Spring Road (P.O. Box
       325)
       Gwynedd Valley, PA 19437            165,928            12.76%       165,928            5.70%

       Donald O. Nichols(4)
       335 Willowbrooke Avenue
       Harleysville, PA 19438               25,000              *           25,000             *

       All Officers and Directors as
       a Group                             584,038            44.93%       584,038           20.07%

              Name and Address of               Beneficial Ownership                 Beneficial Ownership
                Beneficial Owner                 Before Offering(1)                     After Offering
                ----------------                 ------------------                     --------------
       (ii) Other Beneficial Owners

       Mathers Associates (5)
       230 Mathers Road
       Ambler, PA 19002                         190,000          14.62%           190,000               6.53%

       Susquehana Holdings Corp. (5)
       230 Mathers Road
       Ambler, PA 19002                         113,526           8.73%           113,526               3.90%

       Skippack Partners (5)
       230 Mathers Road
       Ambler, PA  19002                         10,000             *              10,000                 *

       Edward and Judith Rubin
       1201 Evans Road
       Lower Gwynedd, PA 19002-1702              98,436           7.57%            98,436               3.38%

       J. Edmund and Bernadette A. Mullin
       110 Brittany Way
       Blue Bell, PA 19422                       88,392           6.80%            88,392               3.04%

       J. Scott Maxwell
       Talamore at Oak Terrace
       1008 Glendevon Court
       Ambler, PA 19002-1859                     75,334           5.79%            75,334               2.59%

       Michele L. LeGear
       23 Lawrencia Drive
       Lawrenceville, NJ 08648                   69,832           5.37%            69,832               2.40%

-------------------------------
*    Less than 5%

(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the number and percentage owned by each other person listed.

(2) Includes 60,000 shares held by Mr. Boyce's wife as custodian for their two minor children.

(3) Deborah M. Hamburg is the wife of the Company's director, Gerald Hamburg. These shares have been included in the holdings of "All Officers and Directors as a Group."

(4) Includes 10,000 shares which Mr. Nichols could receive upon exercise of options.

(5) Norbert Zeelander is the President of Susquehana Holdings Corp. and the General Partner of Mathers Associates. Mr. Zeelander is also the General Partner of Skippack Partners.

         There is no arrangement or understanding known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company. Under an agreement among the Company, Susquehana Holdings, Corp. ("Susquehana") and certain shareholders of the Company, if the Company defaults under its line of credit with Susquehana, Susquehana will have the right to elect at least 75% of the Company's directors. The Company intends to repay the line of credit in full with the proceeds of this offering.

                              CERTAIN TRANSACTIONS

         In September, 1998, the Company obtained a line of credit from Susquehana Holdings Corp. ("Susquehana") in the maximum amount of $300,000. The line of credit bears interest at 10% per annum, with interest payable quarterly. The outstanding principal is due upon the earlier of (i) the Company's sale of debt or equity securities, from which the Company receives net proceeds of $1,000,000 in the aggregate or (ii) September 30, 1999. The principal balance of the line of credit will be repaid in full with the proceeds of this Offering. At the same time, Susquehana purchased 390,000 shares of the Company's Common Stock from existing shareholders for an aggregate $2,500. The Company at that time also entered into a Consulting Agreement with Norbert Zeelander, the President of Susquehana.

         The consulting agreement provides that Mr. Zeelander will provide services to the Company as a non-exclusive consultant in connection with the Company's business activities, marketing, strategic planning and corporate development, and other specified activities, at a fee of $7,500 per month, for three years. The fee shall accrue and is not payable until the principal of the line of credit becomes due. In addition, in the event that Mr. Zeelander introduces the Company or its stockholders to any entity which acquires all or any material part of the Company's assets, or more than 50% of the Company's outstanding stock, or whose assets or stock the Company acquires, the Company shall pay a success fee upon closing of said transaction equal to a percentage of the consideration paid in the transaction. Each member of the Company's board of directors has a similar right to a success fee in connection with introductions made by him.

         In August 1998, the Company borrowed $115,000 from Gerald Hamburg pursuant to a demand note bearing interest at 11% per annum. As of October 31, 1998, the outstanding balance of this loan was $30,000 and the Company anticipates this loan will be completely repaid before closing of this Offering.

         The Company has additional notes outstanding to two of its shareholders and its former President, in the aggregate amount of $58,737. The notes bear interest at a rate equal to the Company's primary bank's "national commercial rate" plus 1%. These notes are due June 29, 2002.

         Affiliates of Mr. Hamburg and Mr. Arena, directors of the Company, perform legal and accounting services for the Company. Fees related to these services in 1997 were approximately $12,000.

         Advances of $30,000 to certain stockholders were converted to distributions in September, 1998.

                            DESCRIPTION OF SECURITIES

         As of the date of this Prospectus, the authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.01 par value per share, of which 1,300,000 shares are outstanding.

Common Stock

         All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefore and to share ratably in the net assets of the Company upon liquidation. Holders of Common Stock do not have preemptive or other rights to subscribe for additional shares, nor are there any redemption or sinking fund provisions associated with the Common Stock.

         Holders of Common Stock are entitled to one vote per share on all matters requiring a vote of shareholders. Since the Common Stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of Common Stock voting for the election of directors can elect all of the directors whose terms expire that year, if they choose to do so.

         There is no public market for the Company's Common Stock at the present time.

Voting Requirements

         The Company's By-Laws require the approval of the holders of a majority of the Company's voting securities for the election of directors and for certain fundamental corporate actions, such as mergers and sales of substantial assets, or for an amendment of the Articles of Incorporation. There exists no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of the Company.

Transfer Agent

         The transfer agent and registrar for the Company's Common Stock and the Warrant Agent is Stocktrans, Inc., 7 East Lancaster Avenue, Ardmore PA 19003. The telephone number of Stocktrans is 610-649-7300.

Warrants

         The following is a brief summary of certain provisions of the Warrants and is qualified in all respects by reference to the actual text of the Warrants and the Warrant Agreement between the Company and Stocktrans, Inc. (the "Warrant Agent").

         Exercise Price and Terms. Each Warrant entitles the holder thereof to purchase, at any time after the separation of the Warrants from the Units through the fifth anniversary of the Effective Date of this Prospectus, one share of Common Stock at a price of $6.00 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to below. The Warrants will be separated from the Units 180 days after the date of this Prospectus, unless the Underwriter permits earlier separation.

         The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Warrant Agent, with the subscription form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. The Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants five years from the Effective Date of this Prospectus. No fractional shares will be issued upon the exercise of the Warrants.

         Commencing after the Warrants become separately transferable, the Warrants are subject to redemption by the Company at $.10 per Warrant on 30 days' written notice if the closing bid or trading price of the Company's Common Stock, as applicable, over 30 consecutive days ending within 10 days of the notice of redemption averages at least $10.00. The Company is required to maintain an effective registration statement with respect to the Common Stock underlying the Warrants at the time of redemption of the Warrants. In the event the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. Redemption of the Warrants could force Warrant holders either to (i) exercise the Warrants and pay the exercise price thereof at a time when it may be less advantageous economically to do so, or (ii) accept the redemption price in consideration for cancellation of the Warrant, which could be substantially less than the market value thereof at the time of redemption redeemed without consent. Prior to the first anniversary of the Effective Date, the Warrants will not be redeemable by the Company without the written consent of the Underwriter.

         The exercise price of the Warrants bears no relation to any objective criteria of value and should in no event be regarded as an indication of any future market price of the Securities offered hereby.

         The Company has authorized and reserved for issuance a sufficient number of shares of Common Stock to accommodate the exercise of all Warrants to be issued in this offering. All shares of Common Stock to be issued upon exercise of the Warrants, if exercised in accordance with their terms, will be validly issued, fully paid and non-assessable.

         Adjustments. The exercise price and the number of shares of Common Stock purchasable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassification of the Common Stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation, or sale of all or substantially all of the assets of the Company, in order to enable Warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of that number of shares of Common Stock that would have been issued upon exercise of the Warrant immediately prior to such event. No adjustment to the exercise price of the shares subject to the Warrants will be made for dividends (other than stock dividends), if any, paid on the Common Stock.

         Transfer, Exchange and Exercise. The Warrants are in registered form and may be presented to the Warrant Agent for transfer, exchange or exercise at any time prior to their expiration date five years from the Effective Date of this Prospectus, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue. If the Company is unable to qualify for sale in particular states the Common Stock underlying the Warrants, holders of the Warrants residing in such states and desiring to exercise the Warrants will have no choice but to sell such Warrants or allow them to expire.

         Warrant Holder Not a Shareholder. The Warrants do not confer upon holders any voting or any other rights as shareholders of the Company.

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement, Barron Chase Securities, Inc. (the "Underwriter") has agreed to purchase from the Company an aggregate of 650,000 Units (the "Securities"). The Securities are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriter is committed to purchase all Securities offered by this Prospectus, if any are purchased (other than those covered by the Over-Allotment Option described below).

         The Company has been advised by the Underwriter that the Underwriter proposes to offer the Securities to the public at the offering price set forth on the cover page of this Prospectus. The Underwriter has advised the Company that the Underwriter may also offer the Securities through members of the National Association of Securities Dealers, Inc. ("NASD"), and may allow concessions, in its discretion, to certain selected dealers who are members of the NASD and who agree to sell the Securities in conformity with the NASD's Conduct Rules. Such concessions will not exceed the amount of the underwriting discount that the Underwriter is to receive.

         The Company has granted to the Underwriter an Over-Allotment Option, exercisable for 45 days from the Effective Date, to purchase up to an additional 97,500 Units at the public offering price less the Underwriting Discount set forth on the cover page of this Prospectus. The Underwriter may exercise this option to cover overallotments in the sale of the Securities being offered by this Prospectus.

         Officers and directors of the Company may introduce the Underwriter to persons to consider this Offering and to purchase Securities either through the Underwriter or through participating dealers. In this connection, no Securities have been reserved for those purchases and officers and directors will not receive any commissions or any other compensation.

         The Company has agreed to pay to the Underwriter a commission of ten percent (10%) of the gross proceeds of this Offering (the "Underwriting Discount"), including the gross proceeds from the sale of the Over-Allotment Option, if exercised. In addition, the Company has agreed to pay to the Underwriter the Non-Accountable Expense Allowance of three percent (3%) of the gross proceeds of this Offering, including proceeds from any Securities purchased pursuant to the Over-Allotment Option. The Company has paid to the Underwriter a $50,000 advance with respect of the Non-Accountable Expense Allowance. The Underwriter's expenses in excess of the Non-Accountable Expense Allowance will be paid by the Underwriter. To the extent that the expenses of the Underwriter are less than the amount of the Non-Accountable Expense Allowance received, such excess shall be deemed to be additional compensation to the Underwriter. The Underwriter has informed the Company that it does not expect sales to discretionary accounts to exceed five percent (5%) of the total number of Securities offered by the Company hereby.

         The Company has agreed to engage the Underwriter as a financial advisor at a fee of $108,000, which is payable to the Underwriter on the Closing Date. Pursuant to the terms of a financial advisory agreement, the Underwriter has agreed to provide, at the Company's request, advice to the Company concerning potential merger and acquisition and financing proposals, whether by public financing or otherwise. The Company has also agreed that if the Company participates in any transaction which the Underwriter has introduced to the Company during a period of five years after the Closing (including mergers, acquisitions, joint ventures and any other business transaction for the Company introduced by the Underwriter), and which is consummated after the Closing (including an acquisition of assets or stock for which it pays, in whole or in part, with shares or other securities of the Company), or if the Company retains the services of the Underwriter in connection with any such transaction (an "Introduced Consummated Transaction"), then the Company will pay for the Underwriter's services an amount equal to 5% of up to one million dollars of value paid or received in the transaction, 4% of the next million of such value, 3% of the next million of such value, 2% of the next million of such value, and 1% of the next million dollars of such value and of all such value above $4,000,000.

         Prior to this Offering, there has been no public market for the Units, shares of Common Stock or the Warrants. Consequently, the initial public offering prices for the Securities, and the terms of the Warrants (including the exercise price of the Warrants), have been determined by negotiation between the Company and the Underwriter. Among the factors considered in determining the public offering prices were the history of, and the prospects for, the Company's business, an assessment of the Company's management, the Company's past and present operations, its development and the general condition of the securities market at the time of this Offering. The initial public offering prices do not necessarily bear any relationship to the Company's assets, book value, earnings, or other established criteria of value. Such prices are subject to change as a result of market conditions and other factors, and no assurance can be given that a public market for the Units, the Shares or the Warrants will develop after the Closing, or if a public market in fact develops, that such public market will be sustained, or that the Units, the Shares or the Warrants can be resold at any time at the offering or any other price. See "Risk Factors."

         At the Closing, the Company will issue to the Underwriter and/or persons related to the Underwriter (the "holder"), for nominal consideration, Underwriter Warrants to purchase up to 65,000 Units (the "Underwriter Warrants"). The Underwriter Warrants and the underlying securities are registered pursuant to this Registration Statement. The Underwriter Warrants will be exercisable for a five-year period commencing on the Effective Date. The initial exercise price of each Underwriter Warrant shall be $14.50 per Underwriter Warrant (145% of the public offering price). The Underwriter Warrants will be restricted from sale, transfer, assignment or hypothecation for a period of twelve months from the Effective Date by the holder, except (i) to officers of the Underwriter and members of the selling group and officers and partners thereof; (ii) by will; or (iii) by operation of law.

         The Underwriter Warrants contain provisions providing for appropriate adjustment in the event of any merger, consolidation, recapitalization, reclassification, stock dividend, stock split or similar transaction. The Underwriter Warrants contain net issuance provisions permitting the holders thereof to elect to exercise the Underwriter Warrants in whole or in part and instruct the Company to withhold from the securities issuable upon exercise, a number of securities, valued at the current fair market value on the date of exercise, to pay the exercise price. Such net exercise provision has the effect of requiring the Company to issue shares of Common Stock without a corresponding increase in capital. A net exercise of the Underwriter Warrants will have the same dilutive effect on the interests of the Company's shareholders as will a cash exercise. The Underwriter Warrants do not entitle the holders thereof to any rights as a shareholder of the Company until such Underwriter Warrants are exercised and shares of Common Stock are purchased thereunder.

         The Underwriter Warrants and the securities issuable thereunder may not be offered for sale except in compliance with the applicable provisions of the Securities Act. The Company has agreed that if it shall cause a post-effective amendment, a new registration statement, or similar offering document to be filed with the Commission, the holders shall have the right, for seven (7) years from the Effective Date, to include in such registration statement or offering statement the Underwriter Warrants and/or the securities issuable upon their exercise at no expense to the holders. Additionally, the Company has agreed that, upon request by the holders of 50% or more of the Underwriter Warrants during the period commencing one year from the Effective Date and expiring four years thereafter, the Company will, under certain circumstances, register the Underwriter Warrants and/or any of the securities issuable upon their exercise.

         In order to facilitate the offering of the Units, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Units. Specifically, the Underwriter may overallot in connection with the Offering, creating a short position in the Units for its own account. In addition, to cover overallotments or to stabilize the price of the Units, Common Stock and/or Warrants, the Underwriter may bid for, and purchase, Units, shares of Common Stock and/or Warrants in the open market. Finally, the Underwriter may reclaim selling concessions allowed to a dealer for distributing the Units in the Offering, if the Underwriter repurchases previously distributed Units in transactions to cover the Underwriter's short position, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock and Warrants above independent market levels. The Underwriter is not required to engage in these activities, and may terminate any of these activities at any time.

         The Company has agreed to indemnify the Underwriter against any costs or liabilities incurred by the Underwriter by reason of misstatements or omissions to state material facts in connection with the statements made in the Registration Statement filed by the Company with the Commission under the Securities Act (together with all amendments and exhibits thereto, the "Registration Statement") and this Prospectus. The Underwriter has in turn agreed to indemnify the Company against any costs or liabilities by reason of misstatements or omissions to state material facts in connection with the statements made in the Registration Statement and this Prospectus, based on information relating to the Underwriter and furnished in writing by the Underwriter. To the extent that these provisions may purport to provide exculpation from possible liabilities arising under the federal securities laws, in the opinion of the Commission, such indemnification is contrary to public policy and therefore unenforceable.

         The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to copies of each such agreement which are filed as exhibits to the Registration Statement.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, the Company will have 2,715,000 shares of Common Stock outstanding, assuming the Underwriter's over-allotment option is not exercised. The holders of all shares outstanding prior to this offering (1,300,000 shares) have agreed not to sell, transfer, or otherwise dispose of any shares or options beneficially held by them for twenty four months (24) from the Effective Date of this Prospectus without the prior written consent of the Underwriter. The 115,000 shares of the Company's common stock to be issued to the holders of the private placement notes upon Closing of this Offering will be "restricted securities" and are subject to a two year lock-up agreement under the terms of the purchase of the private placement notes. All shares of Common Stock purchased in this offering will be freely transferable without restriction or registration under the Securities Act, except to the extent purchased or owned by "affiliates" of the Company as defined for purposes of the Securities Act.

         In general, under Rule 144 as currently in effect, a person who has beneficially owned "restricted" securities for at least one year, including persons who may be deemed to be "affiliates" of the Company, may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that does not exceed the greater of (i) one percent of the Common Stock then outstanding, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume and other limitations described above. Approximately 775,000 of the Company's outstanding shares of common stock would be transferable under Rule 144 on the date hereof but for the agreement with the Underwriter not to sell for a 24 month period. Therefore, if the holders of these shares obtained the consent of the Underwriter, these shares could be sold.

         Prior to this offering, there has been no market for the Common Stock, and no prediction can be made of the effect, if any, of future public sales of "restricted" shares or the availability of "restricted" shares for sale in the public market at the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's "restricted" shares in any public market that may develop could adversely affect prevailing market prices.


                                LEGAL PROCEEDINGS

         The Company is not a party to, nor is it aware of, any threatened litigation of a material nature.

                                  LEGAL MATTERS

         The validity of the securities offered hereby is being passed upon for the Company by Connolly Epstein Chicco Foxman Oxholm & Ewing, 1515 Market Street, 9th Floor, Philadelphia, PA 19102. Certain legal matters will be passed upon for the Underwriter by David A. Carter, P.A., 2300 Glades Road, Suite 210, West Tower, Boca Raton, Florida 33431.

                                     EXPERTS

         The financial statements of the Company at December 31, 1997 and for each of the two years in the period ended December 31, 1997 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 Gen Trak, Inc.

                              Financial Statements






                          Index to Financial Statements


Report of Independent Auditors.............................................F-2

Audited Financial Statements

Balance Sheets.............................................................F-3
Statements of Operations...................................................F-4
Statements of Stockholders' Equity (Deficit)...............................F-5
Statements of Cash Flows...................................................F-6
Notes to Financial Statements..............................................F-7

                         Report of Independent Auditors

The Board of Directors
Gen Trak, Inc.

We have audited the accompanying balance sheet of Gen Trak, Inc. as of December 31, 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gen Trak, Inc. at December 31, 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                            /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 13, 1998, except as
    to Note 17, for which the
    date is September 30, 1998

                                 Gen Trak, Inc.

                                 Balance Sheets



                                                                         December 31    September 30
                                                                            1997            1998
                                                                        ------------    -------------
Assets                                                                                   (Unaudited)
Current assets:
    Cash                                                                $    45,757      $    66,623
    Accounts receivable, less allowance of $6,600 in 1997
       and $31,200 in 1998                                                  355,231          278,613
    Inventory                                                             1,358,568          548,724
    Prepaid expenses                                                         80,874           68,644
                                                                        -----------      -----------
Total current assets                                                      1,840,430          962,604

Property and equipment, net                                                 119,073           92,018
Advances to stockholders                                                     31,466             --
Other assets                                                                297,919          289,359
                                                                        -----------      -----------
Total assets                                                            $ 2,288,888      $ 1,343,981
                                                                        ===========      ===========

Liabilities and stockholders' equity (deficit)
Current liabilities:
    Bank line of credit                                                 $   375,000      $   400,000
    Stockholder line of credit                                                 --            200,000
    Stockholder demand loan                                                    --            115,000
    Accounts payable                                                        208,854          223,196
    Accrued expenses                                                         70,908           83,345
    Accrued expenses - stockholders                                          37,492           55,988
    Current portion of long-term debt and capital lease                      29,890           26,919
                                                                        -----------      -----------
Total current liabilities                                                   722,144        1,104,448

Long-term debt and capital lease, less current portion                      922,200          904,608
Notes payable to stockholders                                                58,737           58,737

Stockholders' equity (deficit):
    Common stock, $.01 par value:
       Authorized shares - 25,000,000
       Issued and outstanding shares - 1,300,000                             13,000           13,000
    Additional paid-in capital                                            1,557,247        1,525,781
    Accumulated deficit                                                    (984,440)      (2,262,593)
                                                                        -----------      -----------
Total stockholders' equity (deficit)                                        585,807         (723,812)
                                                                        -----------      -----------
Total liabilities and stockholders' equity (deficit)                    $ 2,288,888      $ 1,343,981
                                                                        ===========      ===========


See accompanying notes.

                                 Gen Trak, Inc.

                            Statements of Operations




                                             Year ended December 31              Nine months ended
                                                                                   September 30
                                            1996               1997           1997             1998
                                        ------------      -----------      -----------      -----------
                                                                                   (Unaudited)

Net sales                                $ 2,854,536      $ 2,710,485      $ 2,050,354      $ 1,650,535

Cost of sales                              1,523,737        1,490,928        1,141,909        1,003,697
Write-down of inventory                         --               --               --            791,378
                                         -----------      -----------      -----------      -----------
                                           1,330,799        1,219,557          908,445         (144,540)

Operating expenses:
    Marketing and selling                    780,809          864,144          650,870          696,481
    General and administrative               286,080          313,888          219,926          274,236
    Research and development                 226,270           56,746           40,816           48,048
                                         -----------      -----------      -----------      -----------
                                           1,293,159        1,234,778          911,612        1,018,765
                                         -----------      -----------      -----------      -----------
Income (loss) from operations                 37,640          (15,221)          (3,167)      (1,163,305)

Interest expense                             184,619          122,862           90,481          114,848
                                         -----------      -----------      -----------      -----------
Net loss                                 $  (146,979)     $  (138,083)     $   (93,648)     $(1,278,153)
Pro forma adjustment (unaudited):
    Income tax benefit as a
       C Corporation                         (49,972)            --               --               --
                                         -----------      -----------      -----------      -----------
Pro forma net loss                       $   (97,007)     $  (138,083)     $   (93,648)     $(1,278,153)
                                         ===========      ===========      ===========      ===========
Basic and diluted loss per share         $      (.12)     $      (.11)     $      (.07)     $      (.98)
                                         ===========      ===========      ===========      ===========

Weighted average shares outstanding        1,192,094        1,300,000        1,300,000        1,300,000
                                         ===========      ===========      ===========      ===========
Pro forma basic and diluted loss per
    share                                                 $      (.07)                      $      (.86)
                                                          ===========                       ===========
Pro forma weighted average shares
    outstanding                                             1,443,000                         1,443,000
                                                          ===========                       ===========


See accompanying notes.

                                 Gen Trak, Inc.

                  Statements of Stockholders' Equity (Deficit)



                                                             Additional
                                            Common            Paid-in            Accumulated
                                            Stock             Capital              Deficit             Total
                                         -----------         -----------         -----------         -----------
Balance, December 31, 1995               $    10,824         $   437,649         $  (699,378)        $  (250,905)
    Stockholders' notes converted
    to common stock                            2,176           1,119,598                --             1,121,774
    Net loss                                    --                  --              (146,979)           (146,979)
                                         -----------         -----------         -----------         -----------
Balance, December 31, 1996                    13,000           1,557,247            (846,357)            723,890
    Net loss                                    --                  --              (138,083)           (138,083)
                                         -----------         -----------         -----------         -----------
Balance, December 31, 1997                    13,000           1,557,247            (984,440)            585,807
    Distributions to stockholders
    (Unaudited)                                                  (31,466)                                (31,466)
    Net loss (Unaudited)                        --                  --            (1,278,153)         (1,278,153)
                                         -----------         -----------         -----------         -----------
Balance, September 30, 1998
    (Unaudited)                          $    13,000         $ 1,525,781         $(2,262,593)        $  (723,812)
                                         ===========         ===========         ===========         ===========


See accompanying notes.

                                 Gen Trak, Inc.

                            Statements of Cash Flows


                                                           Year ended December 31              Nine months ended
                                                                                                  September 30
                                                            1996            1997             1997             1998
                                                        -----------      -----------      -----------      -----------
                                                                                                   (Unaudited)
Operating activities
Net loss                                                $  (146,979)     $  (138,083)     $   (93,648)     $(1,278,153)
Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
       Depreciation                                          90,547           71,966           51,897           33,421
       Amortization                                          25,439           25,105           21,522           12,597
       Loss on sale of property and equipment                   246             --               --               --
       Patent allowance reduction                           (10,000)            --               --               --
       Write-down of inventory                                 --               --               --            791,378
       Changes in operating assets and liabilities:
          Accounts receivable                               148,579          (45,312)        (170,354)          76,618
          Inventory                                         169,718          100,716          144,053           18,466
          Prepaid expenses                                  (11,100)           9,297               95           12,230
          Accounts payable                                  (35,193)          52,820           67,328           14,342
          Accrued expenses                                    2,304          (35,191)         (26,526)          30,933
                                                        -----------      -----------      -----------      -----------
Net cash provided by (used in) operating activities         233,561           41,318           (5,633)        (288,168)
                                                        -----------      -----------      -----------      -----------

Investing activities
Refund of lease deposit                                        --             13,682           13,682             --
Proceeds from disposal of property and equipment              5,000             --               --               --
Purchases of property and equipment                         (25,706)         (43,941)          (5,030)          (6,366)
Additions to other assets                                   (23,835)          (9,665)          (6,878)          (4,037)
                                                        -----------      -----------      -----------      -----------
Net cash (used in) provided by investing activities         (44,541)         (39,924)           1,774          (10,403)
                                                        -----------      -----------      -----------      -----------

Financing activities
Borrowings (payments) on bank line of credit                 70,000           (5,000)         (43,000)          25,000
Borrowings on stockholder line of credit                       --               --               --            200,000
Proceeds from stockholder demand loan                          --               --               --            115,000
Payments on term loan                                      (239,802)            --               --            (17,591)
Payments on capital lease                                      --             (2,283)            --             (2,972)
                                                        -----------      -----------      -----------      -----------
Net cash (used in) provided by financing activities        (169,802)          (7,283)         (43,000)         319,437
                                                        -----------      -----------      -----------      -----------

Increase (decrease) in cash                                  19,218           (5,889)         (46,859)          20,866
Cash at beginning of year                                    32,428           51,646           51,646           45,757
                                                        -----------      -----------      -----------      -----------
Cash at end of period                                   $    51,646      $    45,757      $     4,787      $    66,623
                                                        ===========      ===========      ===========      ===========

Supplemental disclosure of cash flow information
Cash paid for interest                                  $   207,496      $   123,732      $    90,758      $   112,779
                                                        ===========      ===========      ===========      ===========
Lease obligation incurred                               $      --        $    17,951      $    17,951      $      --
                                                        ===========      ===========      ===========      ===========
Conversion of stockholders' notes to common stock       $ 1,121,774      $      --        $      --        $      --
                                                        ===========      ===========      ===========      ===========
Distribution of stockholder advances                    $      --        $      --        $      --        $    31,466
                                                        ===========      ===========      ===========      ===========

See accompanying notes.

                                 Gen Trak, Inc.

                          Notes to Financial Statements

                                December 31, 1997

1. Business

Gen Trak, Inc. is engaged in the manufacture and sale of health care test kits for cellular diagnostics, paternity and genetic testing.

The Company sells its products to companies in the healthcare industry, primarily hospital based and private laboratories performing cellular diagnostics, organ and bone marrow transplantation, disease association studies, basic research and flow cytometry.

2. Accounting Policies

Interim Financial Information

The financial statements and disclosures included herein for the nine months ended September 30, 1998 and 1997 are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial statements for these interim periods have been included. The results of interim periods are not necessarily indicative of the results to be obtained for a fiscal year.

At September 30, 1998, the Company had an accumulated deficit of $2,262,593 (unaudited) and a working capital deficit of $141,844 (unaudited). As discussed in Note 18, the Company began to outsource the manufacturing of its core products in September 1998. The Company believes this change will improve the quality and reduce the cost of its products. The Company also anticipates improved cash flow as a result of the ability to better manage inventory. The Company believes the anticipated improved operations resulting from the outsourcing of the manufacturing operations together with the proceeds from the stockholder demand loan, the stockholder line of credit and the unsecured promissory notes issued in the fourth quarter of 1998 (Note 18), will enable the Company to continue to meet its working capital obligations through September 1999.

Revenue Recognition

Sales revenue is recognized upon shipment of products.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                 Gen Trak, Inc.

2. Accounting Policies (continued)

Fair Values of Financial Instruments

The carrying amounts of accounts receivable and accounts payable approximate fair value because of their short-term nature. The carrying amounts of long-term debt, the bank line of credit, the stockholder line of credit and the stockholder demand loan approximate fair value because the interest rates are reflective of rates that the Company would be able to obtain on debt with similar terms and conditions.

Inventory

Inventory is valued at the lower of cost, determined by the first-in, first-out method, or market.

Property and Equipment

Property and equipment are recorded at cost and are being depreciated over the estimated useful lives of the assets, which range from three to ten years, using the straight-line method. Leasehold improvements are being amortized over the term of the lease.

Patent Costs

The Company amortizes patent costs using the straight-line method over the patent's estimated useful life of 17 years. In 1997, the U.S. Patent Office granted the Company its "Identification and Paternity Determination by Detecting Presence or Absence of Multiple Nucleic Acid Sequences" patent and, therefore, the Company began amortizing this patent.

Long-Lived Assets

FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires recording impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The Company's estimate of undiscounted cash flows related to its capitalized patent costs indicate that such costs are expected to be recovered through product sales and licensing revenue. Cash flows from product sales utilizing the patented technologies are dependent upon the Company generating the estimated financial resources necessary to further develop the patented technologies into marketable products. Should the Company be unable to generate such financing or locate suitable licensees, it is reasonably possible that the estimate of undiscounted cash flows may change, resulting in the need to write down these assets to fair value.

                                 Gen Trak, Inc.

2. Accounting Policies (continued)

Clinical Trial Costs

The Company has received approval of applications filed with the United States Food and Drug Administration (FDA) upgrading certain products of its monoclonal product line to an in-vitro diagnostic classification. The costs incurred in filing such applications are being amortized by the straight-line method over the estimated useful lives of the products.

Accounting for Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective for 1996, provides companies with a choice to follow the provisions of Statement No. 123 in determination of stock-based compensation expenses or to continue with the provisions of APB 25, "Accounting for Stock Issued to Employees." The Company continues to follow APB 25. Pro forma disclosures as required by Statement No. 123 were not made in 1996, 1997 or 1998 as the pro forma effects were considered to be immaterial to the financial statements.

Income Taxes

The Company, with the consent of its stockholders, had elected S Corporation status for federal and state purposes for all periods prior to September 23, 1998. As of that date, the Company terminated its status as an S Corporation and normal federal and state income tax rates will apply to all taxable years beginning after that date.

Impact of Recently Issued Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131, which will be adopted by the Company at December 31, 1998, establishes standards for annual and interim disclosures of operating segments, products and services, geographic areas and major customers. The Company is in the process of evaluating the disclosure requirement of the new standard, the adoption of which will have no impact on the Company's results of operations or financial condition.

                                 Gen Trak, Inc.

3. Inventory

Inventory consisted of the following:

                                               December 31        September 30
                                                   1997                1998
                                              --------------      -------------
                                                                   (Unaudited)

Work-in-process                                $   783,440        $   797,345
Finished product                                   627,283            532,395
Dry stores                                          68,309             80,185
Allowance for excess and obsolete
   inventory                                      (120,464)          (861,201)
                                               -----------         ----------
                                               $ 1,358,568        $   548,724
                                               ===========         ==========

4. Property and Equipment

Property and equipment consisted of the following:

                                               December 31        September 30
                                                   1997                1998
                                              --------------      -------------
                                                                   (Unaudited)

Laboratory and manufacturing equipment          $  904,248         $  910,615
Furniture and fixtures                              93,517             93,517
Leasehold improvements                             116,393            116,393
                                                ----------         ----------
                                                 1,114,158          1,120,525

Accumulated depreciation and amortization          995,085          1,028,507
                                                ----------         ----------
                                                $  119,073         $   92,018
                                                ==========         ==========

Laboratory and manufacturing equipment include approximately $18,000 under capital leases as of December 31, 1997. Accumulated depreciation related to these assets was approximately $3,000 as of December 31, 1997.

                                 Gen Trak, Inc.

5. Other Assets

Other assets consisted of the following:

                                                       December 31  September 30
                                                            1997        1998
                                                        ------------ -----------
                                                                    (Unaudited)

Patent costs, net of accumulated amortization of $17,357
    in 1997 and $28,553 in 1998 (unaudited)               $282,033    $274,517
Clinical trial costs, net of accumulated amortization of
    $111,085 in 1997 and $112,129 in 1998 (unaudited)        3,266       2,222

Deposits and other assets                                   12,620      12,620
                                                          --------    --------
                                                          $297,919    $289,359
                                                          ========    ========

6. Accrued Expenses

Accrued expenses consisted of the following:

                                                        December 31 September 30
                                                           1997         1998
                                                        ------------ -----------
                                                                     (Unaudited)

Accrued compensation                                      $ 17,904    $ 22,649
Accrued interest                                            10,194      12,263
Other accrued expenses                                      42,810      48,433
                                                          --------    --------
                                                          $ 70,908    $ 83,345
                                                          ========    ========

7. Bank Line of Credit

The Company has a $400,000 revolving line of credit with a bank which is payable on demand and bears interest at the bank's "national commercial rate," as defined (8.5% at December 31, 1997) plus 2.5%. The line of credit commitment is renewable on an annual basis. The line of credit is secured by substantially all the Company's assets and life insurance policies on a stockholder and the Company's president. In addition, the line of credit is personally guaranteed by a stockholder of the Company.

                                 Gen Trak, Inc.

8. Long-Term Debt

Long-term debt consisted of the following:

                                                  December 31       September 30
                                                      1997              1998
                                                  -----------       ------------
                                                                    (Unaudited)
Term loan payable to a bank; interest is at the
    bank's "national commercial rate" (8.5% at
    December 31, 1997) plus 2.5%, secured by
    substantially all the assets of the Company;
    the loan is personally guaranteed by a
    stockholder of the Company; due in monthly
    installments of principal and
    interest of $11,000 through December 2012         $936,422         $918,831
Capital lease obligation                                15,668           12,696
                                                      --------         --------
                                                       952,090          931,527
Less current portion                                    29,890           26,919
                                                      --------         --------
                                                      $922,200         $904,608
                                                      ========         ========

The term loan was originally to be repaid over five years, however, the loan was amended in 1997 to provide for interest only during 1997 and the loan was further amended in January 1998 providing for a fifteen-year repayment period commencing in January 1998. Aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1997 based on the fifteen-year repayment period are as follows:

                 1998                                           $ 29,890
                 1999                                             33,544
                 2000                                             37,653
                 2001                                             38,060
                 2002                                             40,287
                 Thereafter                                      772,656
                                                                --------
                                                                $952,090
                                                                ========

9. Notes Payable to Stockholders

Certain stockholders converted notes payable of $1,121,774 effective July 1, 1996 into 217,600 shares of the Company's common stock. The amount of notes payable to stockholders which remain outstanding is $58,737. The principal on these notes is due on June 29, 2002. Interest accrues at a rate equivalent to the primary bank's "national commercial rate" (8.5% at December 31, 1997) plus 1%.

                                 Gen Trak, Inc.

10. Leases

The Company leases certain personal property and its operating facility under noncancelable operating leases with terms expiring over the next three years. Rental expense under operating leases for the years ended December 31, 1996 and 1997 was approximately $170,000 and $177,000, respectively. Rental expense under operating leases for the nine months ended September 30, 1997 and 1998 was approximately $133,000 and $129,000, respectively (unaudited).

Future minimum lease payments under noncancelable operating leases at December 31, 1997 are $133,000 in 1998, $128,000 in 1999, and $21,000 in 2000.

11. Income Taxes

The termination of the Company's S Corporation status on September 23, 1998 had no impact on the Company's financial condition or results of operations.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance equal to the net deferred tax asset has been recorded on the basis of the uncertainty with respect to the ultimate realization of the net deferred tax assets. Significant components of the Company's deferred tax assets and liabilities at September 30, 1998 (unaudited) are as follows:

Deferred tax asset
    Reserves on accounts receivable                                   $  12,479
    Inventory reserves and capitalization                               350,708
    Book over tax depreciation                                           36,145
    Other non-deductible accruals                                        22,395
                                                                      ---------
Total deferred tax assets                                               421,727
Deferred tax liability
    Capitalized clinical trial and patent costs                        (110,696)
                                                                      ---------
Total deferred tax liabilities                                         (110,696)
                                                                      ---------
                                                                        311,031
Valuation allowance for net deferred tax assets                        (311,031)
                                                                      ---------
Net deferred tax assets                                               $    --
                                                                      =========

                                 Gen Trak, Inc.

12. Related Party Transactions

Certain stockholders of the Company also perform accounting, legal and consulting services on behalf of the Company. Fees incurred related to these services were approximately $41,000 and $33,000, for the years ended December 31, 1996 and 1997, respectively, and $25,000 for each of the nine-month periods ended September 30, 1997 and 1998 (unaudited). Amounts due for these services are included in accrued expenses - stockholders.

13. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan which is available to all employees who have completed one year of service. The Plan permits employee contributions up to 15% of compensation. The Company is required to contribute the lesser of 3% of compensation or 50% of the first 6% of compensation contributed by the employee. Company contributions were approximately $15,300 and $7,800 for the years ended December 31, 1996 and 1997 and $4,600 and $12,000 for the nine months ended September 30, 1997 and 1998, respectively (unaudited).

14. Stock Option Plans

At December 31, 1997, the Company had stock option plans for certain key employees and members of the Company's Scientific Advisory Board ("SAB"). The stock option plans were administered by the Board of Directors and stock options were granted at the fair market value of the underlying stock as determined by the Board of Directors. The Company granted 1,746 options to members of the SAB in July 1996 at an exercise price of $6.01 per share. The options vested ratably over the member's two-year term on the SAB and were to expire 5 years from the grant date. During 1998, prior to the exercise of any options, the SAB was eliminated and, in accordance with stock option plan, all outstanding options were canceled. No options were outstanding under the employee plan. The stock option plans were terminated in 1998.

15. Employment Agreement

The Company has an employment agreement with its President and Chief Executive Officer. In addition to an annual salary, the agreement provides for a success fee in the event that the President and Chief Executive Officer, during the term of his employment or for 18 months thereafter, introduces the Company or its stockholders to any entity which acquires all or a material part of the Company's assets or more than 50% of the Company's stock, or whose assets or stock the Company acquires. The success fee will be equal to a percentage of the consideration paid in the transaction. Each member of the Company's Board of Directors has a similar right to a success fee in connection with introductions they may make.

                                 Gen Trak, Inc.

16. Geographic Information

The following is a summary of sales by geographic region:

                         Year ended                    Nine months ended
                         December 31                      September 30
                    1996            1997               1997            1998
                   ------          --------          --------        --------
                                                            (Unaudited)
North America       85%               80%              85%              85%
Europe              11                16               11                8
Other                4                 4                4                7
                   ===               ===              ===              ===
                   100%              100%             100%             100%
                   ===               ===              ===              ===

17. Subsequent Events

The Board of Directors declared a 1 for 17.184035 reverse stock split in September 1998. Further, the authorized shares of the Company were reduced from 100,000,000 to 25,000,000. All references to common stock in the accompanying financial statements have been retroactively restated to reflect these actions.

18. Events (Unaudited) Subsequent to Date of Auditor's Report

In June 1998, the Company entered into an exclusive distribution agreement with BioSynthesis, Inc. (BSI). Pursuant to the agreement, the Company has been named the exclusive distributor in the United States and Canada for certain molecular products manufactured by BSI. The agreement has an initial term of three years and may be extended by the Company for three additional consecutive one-year periods. The Company has agreed to certain minimum annual purchase requirements.

The Company borrowed $115,000 from a stockholder in August 1998. The loan bears interest at 11% and is due on demand.

The Company entered into a $300,000 line of credit agreement with a stockholder in September 1998. The line of credit bears interest at 10% and is subordinate to the bank debt. Advances under the line of credit are due upon the earlier to occur of the sale of any debt or equity securities from which the Company shall have received at least $1,000,000 of net proceeds or September 30, 1999. At September 30, 1998, borrowings of $200,000 were outstanding under the line of credit. Concurrent with the line of credit agreement, the Company entered into a consulting agreement with the same stockholder. Pursuant to the consulting agreement, the stockholder will provide general business consulting for a term of three years, commencing October 1, 1998 at a monthly fee of $7,500. Monthly consulting fees shall accrue and will not be payable until the principal on the line of credit becomes due.

                                 Gen Trak, Inc.

18. Events (Unaudited) Subsequent to Date of Auditor's Report (continued)

The Company entered into a Contract Manufacturing Agreement (the Agreement) with SFP Research, Inc. (SFP) in September 1998. Pursuant to the Agreement, SFP will manufacture the Company's products. The price paid by the Company will be SFP's direct manufacturing cost plus a monthly fee of $7,500. The Company has also been granted the option, at its sole discretion, to acquire SFP for an amount not to exceed $700,000 during the term of the Agreement subject to appropriate due diligence. The Agreement has an original term of two years and may be extended by the Company for three additional consecutive one-year periods.

The Agreement with SFP increased the Company's access to unique immunogenetic products and reagents which allowed the Company to improve the quality and breadth of its product offerings. As a result of the release of these new products, the Company determined that approximately $791,000 of inventory on hand at September 30, 1998 (unaudited) was unusable and as such, a charge for that amount has been reflected in the September 30, 1998 Statement of Operations.

In September 1998, the Board of Directors authorized the filing of a Registration Statement on Form SB-2 with the Securities and Exchange Commission for a proposed initial public offering of the Company's common stock.

In September 1998, the Company's Board of Directors approved the 1998 Stock Option Plan (the "Plan"). Pursuant to the Plan, 100,000 shares of common stock were reserved for issuance upon exercise of options to be granted under the Plan. The Company issued options to purchase 70,000 shares of common stock in the fourth quarter of 1998 at an exercise price of $3.00 per share. The options vested at the grant date. The Company will record a charge in October 1998 for the difference between the fair value of the common stock based on the initial public offering price and the exercise price of the options.

In the fourth quarter of 1998, the Company issued $575,000 of unsecured promissory notes (the "Notes") to certain unaffiliated investors. The Notes are due and payable at the closing of the proposed initial public offering. At the closing of the proposed initial public offering, the holders of the Notes will also receive the number of shares of common stock which, valued at the proposed initial public offering price, equal the holders' investment in the Notes (115,000 shares). The value of such shares will be reflected as interest expense. If the proposed initial public offering is not completed on or prior to September 28, 1999, the Notes will be due and payable at that time with interest from the date of the issuance of the Notes at 12% per year.

                                 Gen Trak, Inc.

19. Pro Forma Adjustments (Unaudited)

The Company's status as an S Corporation under the Internal Revenue Code terminated on September 23, 1998 and normal corporate income tax rates now apply. Accordingly, the 1996 Statement of Operations includes a pro forma adjustment for the income tax benefit of carrying back the federal net operating loss incurred in 1996 to profitable years in which the Company would have paid income taxes as a C corporation. No such carryback is available for the 1997 or 1998 federal and state net operating losses and therefore, since realization of a deferred tax asset is not reasonably assured, no pro forma benefit was reflected in the 1997 or 1998 Statements of Operations.

Pro forma basic and diluted loss per share is calculated based upon pro forma net loss further adjusted for the reduction in interest expense (approximately $35,000 for the year ended December 31, 1997 and $33,000 for the nine months ended September 30, 1998) that would have taken place had the outstanding indebtedness discussed below been retired at the beginning of each period and 1,300,000 shares outstanding plus the estimated number of shares (143,000) which would have to be sold by the Company at the initial offering price of $5.00 per share to retire the outstanding balances of the bank line of credit ($400,000), the stockholder line of credit ($200,000) and the stockholder demand loan ($115,000) at September 30, 1998.

                              --------------------
                                TABLE OF CONTENTS
                              --------------------
                                                                     Page
                                                                     ----

PROSPECTUS SUMMARY....................................................3
         The Company and its Products.................................3
         The Offering.................................................5
         Summary Financial Data.......................................6
STATEMENTS OF OPERATIONS DATA.........................................7
RISK FACTORS..........................................................9
DILUTION.............................................................16
USE OF PROCEEDS......................................................17
DIVIDEND POLICY......................................................18
CAPITALIZATION.......................................................20
SELECTED FINANCIAL DATA..............................................21
         Statement of Operations Data................................21
MANAGEMENT'S DISCUSSION AND ANALYSIS.................................22
THE COMPANY'S BUSINESS...............................................33
MANAGEMENT...........................................................48
EXECUTIVE COMPENSATION...............................................50
PRINCIPAL SHAREHOLDERS...............................................53
CERTAIN TRANSACTIONS.................................................56
DESCRIPTION OF SECURITIES............................................57
UNDERWRITING.........................................................60
SHARES ELIGIBLE FOR FUTURE SALE......................................63
LEGAL PROCEEDINGS....................................................63
LEGAL MATTERS........................................................64
EXPERTS..............................................................65

================================================================================

A prospective investor should rely only on the information contained in this Prospectus or in the Company's registration statement filed with the SEC. The Company and the Underwriter have not authorized any other person to provide you with any other information. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date after the date of this Prospectus.


Until ________, 1999 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the of dealers' obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


================================================================================

                                  650,000 Units
                             Each Unit Consisting of
                           Two Shares of Common Stock
                  Two Redeemable Common Stock Purchase Warrants

                                 GEN TRAK, INC.

                           ---------------------------

                                   PROSPECTUS

                           ---------------------------


                                  BARRON CHASE
                                   SECURITIES

                               7700 W. Camino Real
                            Boca Raton, Florida 33433
                                 (561) 347-1200

                            Beverly Hills, California
                              Boston, Massachusetts
                               Buffalo, New York
                                Chicago, Illinois
                               Clearwater, Florida
                                 Duluth, Georgia
                                Edison New Jersey
                            Eureka Springs, Arkansas
                            Fort Lauderdale, Florida
                          Hasbrook Heights, New Jersey
                              La Jolla, California
                                 Naples, Florida
                               New York, New York
                                Orlando, Florida
                                Sarasota Florida
                                 Tampa, Florida
                                 Tulsa, Oklahoma

                             ______________ , 1998

================================================================================

                                     PART II

                                ----------------

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's By-Laws provide that the Company shall indemnify each person who is or was a director, officer or employee of the Company to the fullest extent permitted under Section 1741 of the Pennsylvania Business Corporation Act (the "PBCA"). Section1741 of the PBCA empowers a Pennsylvania corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer or director in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

A Pennsylvania corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's bylaw, agreement, vote or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimates of fees and expenses incurred or to be incurred in connection with the issuance and distribution of securities being registered, all of which are being paid exclusively by the Company, other than underwriting discounts and commissions are as follows:

   Securities and Exchange Commission filing fee...............      $  5,050
   National Association of Securities Dealers filing fee.......         2,317
   Nasdaq and Exchange filing fees.............................        12,000
   Underwriter's Non-Accountable Expense Allowance.............       195,000
   Underwriter's Financial Advisory Fee........................       108,000
   State Securities Laws (Blue Sky) fees and expenses..........        20,000*
   Printing and mailing costs and fees.........................        35,000*
   Legal fees and costs........................................       100,000
   Accounting fees and costs...................................        75,000*
   Transfer Agent fees.........................................         5,000*
   Miscellaneous expenses......................................        42,633
                                                                     --------


   TOTAL.......................................................      $600,000

----------------
* Estimated

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

         1. On September 23, 1998, the Company issued its 10% Promissory Note to Susquehana Holdings Corp. in the principal amount of $300,000. Simultaneously, stockholders of the Company sold 390,000 shares of its Common Stock to Susquehana Holdings Corp., for aggregate consideration of $2,500. No underwriter participated in this transaction. This transaction was exempt from registration pursuant to Section 4(2) of the Act. The Company relied on Section 4(2) based upon its knowledge of the sophistication of the single purchaser. No public solicitation was employed, and the purchaser provided the Company and stockholders with representations regarding its investment intent.

         2. In the fourth quarter of 1998, the Company issued options exercisable for a total of 70,000 shares of common stock to ten people. The options are exercisable at a price of $3.00 per share. These issuances were exempt from registration pursuant to Rule 701.

         3. In November, 1998, the Company issued $575,000 in principal amount of its unsecured Promissory Notes due September 28, 1999 to sixteen purchasers. These notes were sold for 100% of their face value. Barron Chase Securities, Inc. acted as Selling Agent for the Company in the Offering and Barron Chase received a selling commission equal to 10% of the purchase price of the Notes sold, and a non-accountable expense allowance equal to 3% of the purchase price of the Notes. This transaction was exempt from registration pursuant to Rule 506 of Regulation D. The Company relied on Rule 506 based upon the written representations of the purchasers, that among other things, they were "accredited investors" as defined in Regulation D.

ITEM 27.  EXHIBITS.

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

    1.1 Form of Underwriting Agreement between the Company and Barron Chase Securities, Inc.

    1.2      Form of Selected Dealers Agreement

    1.3      Form of Underwriter's Warrant Agreement and Form of Warrant
             Certificate

    3.1      Articles of Incorporation and Amendments thereto

    3.2      Bylaws

    3.3      Form of Specimen Common Stock Certificate*

    3.4      Form of Specimen Warrant Certificate

    3.5      1998 Stock Option Plan

    4.0      Agreement between the Company and Stocktrans, Inc. (Warrant Agent)*

    5.0      Form of Opinion of Connolly Epstein Chicco Foxman Oxholm & Ewing*

    10.1     Addendum to Employment Agreement between the Company and Arthur
             Boyce

    10.2     Form of Financial Advisory Agreement with Underwriter

    10.3     Form of Merger and Acquisition Agreement with Underwriter

    10.4     Consulting Agreement between the Company and George Bird

    10.5     Promissory Note from the Company to Susquehana Holdings Corp.

    10.6     Purchase Agreement between the Company and Susquehana Holdings
              Corp.

    10.7     Consulting Agreement between the Company and Norbert Zeelander

    10.8     Manufacturing Agreement between the Company and SFP Research, Inc.

    10.9     Distribution Agreement between the Company and Biosynthesis, Inc.

    24.1     Consent of Ernst & Young LLP

    27.0     Financial Data Schedule (Electronic Filing only)


       *     To be filed by Amendment
                                      II-4

ITEM 28.  UNDERTAKINGS.

The Registrant hereby undertakes the following:

         (a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or event which, individually or together, represent a fundamental change in the information in the registration statement; and

                  (iii) Include any additional or changed material information on the plan of distribution.

         (a)(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (a)(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (d) Will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

         (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable.

                  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (f)(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this Registration Statement to be signed on its behalf by the undersigned, in Plymouth Meeting, Pennsylvania, on December 23, 1998.


                                   GEN TRAK, INC.


                                   By: /s/ Arthur V. Boyce, Jr
                                       ---------------------------------------
                                        Arthur V. Boyce, Jr.
                                        President and Chief Executive Officer



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                     Signature                                   Title                              Date
                     ---------                                   -----                              ----



/s/ Arthur V. Boyce, Jr.                      President, Director and Chief Executive            December 23, 1998
------------------------------------          Officer
Arthur V. Boyce, Jr.



/s/ George L. Bird, Jr.                       Chairman of the Board, Secretary and
------------------------------------          Director                                           December 23, 1998
George L. Bird, Jr.


/s/ Harry A. Arena                            Treasurer, Principal Financial Officer and
------------------------------------          Director                                           December 23, 1998
Harry A. Arena


/s/ Gerald Hamburg                            Director                                           December 23, 1998
------------------------------------
Gerald Hamburg


/s/ Donald O. Nichols                         Vice-President, Controller and Principal
------------------------------------          Accounting Officer                                 December 23, 1998
Donald O. Nichols



                                 EXHIBIT INDEX

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

    1.1 Form of Underwriting Agreement between the Company and Barron Chase Securities, Inc.

    1.2      Form of Selected Dealers Agreement

    1.3      Form of Underwriter's Warrant Agreement and Form of Warrant
             Certificate

    3.1      Articles of Incorporation and Amendments thereto

    3.2      Bylaws

    3.3      Form of Specimen Common Stock Certificate*

    3.4      Form of Specimen Warrant Certificate

    3.5      1998 Stock Option Plan

    4.0      Agreement between the Company and Stocktrans, Inc. (Warrant Agent)*

    5.0      Form of Opinion of Connolly Epstein Chicco Foxman Oxholm & Ewing*

    10.1     Addendum to Employment Agreement between the Company and Arthur
             Boyce

    10.2     Form of Financial Advisory Agreement with Underwriter

    10.3     Form of Merger and Acquisition Agreement with Underwriter

    10.4     Consulting Agreement between the Company and George Bird

    10.5     Promissory Note from the Company to Susquehana Holdings Corp.

    10.6     Purchase Agreement between the Company and Susquehana Holdings
             Corp.

    10.7     Consulting Agreement between the Company and Norbert Zeelander

    10.8     Manufacturing Agreement between the Company and SFP Research, Inc.

    10.9     Distribution Agreement between the Company and Biosynthesis, Inc.

    24.1     Consent of Ernst & Young LLP

    27.0     Financial Data Schedule (Electronic Filing only)

       *     To be filed by Amendment
                                      II-7